As filed with the Securities and Exchange Commission on September 13, 2004
Registration No. 333-116510

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Calpine Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	77-0212977
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

50 West San Fernando Street

San Jose, California 95113
(408) 995-5115
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lisa Bodensteiner

Executive Vice President and General Counsel
50 West San Fernando Street
San Jose, California 95113
(408) 995-5115
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

With copies to:

William R. Collins Covington & Burling 1330 Avenue of the Americas New York, New York 10019 (212) 841-1000	Kirk A. Davenport II Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Price Per Unit(1)	Offering Price(1)	Registration Fee

4.75% Contingent Convertible Senior Notes Due November 15, 2023 of Calpine Corporation	$900,000,000	100%	$900,000,000	$114,030

Common Stock, par value $.001 per share, of Calpine Corporation(2)	69,230,000(3)	—	—	(4)

Total	—	—	$900,000,000	$114,030(5)

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act and exclusive of accrued interest and dividends, if any.
(2)	Includes preferred stock purchase rights (the “Rights”) associated with shares of common stock. Until the occurrence of prescribed events, none of which have occurred, the Rights are not exercisable, are evidenced by the certificates representing the common stock and will be transferred along with and only with the common stock. No separate consideration is payable for the Rights.

(3)	Estimated number of shares of common stock that may be issued from time to time upon conversion of the 4.75% Contingent Convertible Senior Notes registered hereby. Also includes, pursuant to Rule 416, such number of shares as may be issued as a result of stock splits, stock dividends and similar transactions.

(4)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is required to be paid in connection with the common stock registered hereby.

(5)	Previously paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2004

PROSPECTUS

$900,000,000 Calpine Corporation 4.75% Contingent Convertible Callable Senior Notes Due November 15, 2023 and Shares of Common Stock Issuable Upon Conversion of the Senior Notes

      This prospectus covers resales by selling security holders of our 4.75% contingent convertible senior notes due November 15, 2023 and shares of our common stock into which the notes are convertible.

      Our 4.75% contingent convertible senior notes have the following provisions:

Interest Payments:	May 15 and November 15 of each year.

Conversion Value:	Subject to certain exceptions described under “Description of the Notes,” at the time notes are tendered for conversion, the conversion value of the notes will be determined by multiplying the conversion rate by the “five day average closing price,” which equals the average of the closing prices for our common stock on the five consecutive trading days beginning on the second trading day following the day you submit your notes for conversion. We will deliver the conversion value to you as follows:

• an amount in cash equal to the lesser of (1) the conversion value and (2) the principal amount of the notes to be converted, plus

• if the conversion value is greater than the principal amount of the notes to be converted, a number of shares of our common stock determined by dividing the difference between the conversion value and the principal amount of the notes to be converted by the five day average closing price.

Conversion Rate:	The initial conversion price is $6.50 per share of common stock. This represents an initial conversion rate of 153.8462 shares of common stock per $1,000 principal amount of notes.

Conversion Rights:	The notes are convertible, at your option, into cash and shares of our common stock in the following circumstances:

• During any calendar quarter, if the closing price of our common stock over a specified number of trading days during the previous calendar quarter is more than 120% of the conversion price of the notes in effect on the last trading day of the previous calendar quarter;

• If we have called your notes for redemption and the redemption has not yet occurred;

• If the average trading price of $1,000 principal amount of the notes for each day of a five consecutive trading day period is less than 95% of the product of the closing sale price of our common stock and the conversion rate;

• Upon the occurrence of certain corporate transactions as described under “Description of Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

Repurchase Options:	• By noteholders upon a change of control; and

• By noteholders on November 15, 2009, 2013 and 2018

Redemption:	The notes are callable by us at any time on or after November 22, 2009

      The notes are senior, unsecured obligations that rank equally with our existing and future unsecured and unsubordinated indebtedness. See “Description of Notes — Ranking.”

      Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq Stock Market.

      Our common stock trades on The New York Stock Exchange under the symbol “CPN.” The last reported sales price on September 9, 2004 was $3.77 per share.

       See “Risk Factors” on page 8 of this prospectus to read about factors you should consider before purchasing the notes or our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2004.

i

SUMMARY

      This summary highlights information contained elsewhere or incorporated by reference in this prospectus. You should carefully read the entire prospectus, including the risk factors, the financial statements and the documents incorporated by reference. Unless we have indicated otherwise, references hereafter in this prospectus to “Calpine,” “we,” “us,” and “our” or similar terms are to Calpine Corporation and its consolidated subsidiaries, excluding Calpine Capital Trust V, Calpine Capital Trust IV, Calpine Capital Trust III, Calpine Capital Trust II and Calpine Capital Trust. Unless we have indicated otherwise, references hereafter in this prospectus to “$” or “dollar” are to the lawful currency of the United States.

Our Business

      We are a leading San Jose, California based power company engaged in the development, construction, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States, but also in Canada and the United Kingdom. We were established as a corporation in 1984. We focus on two efficient and clean types of power generation technologies: natural gas-fired combustion turbine and geothermal. We currently lease and operate a significant fleet of geothermal power plants at The Geysers, and have increased our operating portfolio of clean burning natural gas power plants by 17,502 megawatts (“MW”) over the past three years.

      Power Plants. Currently, we own interests in 91 power plants having a net capacity of 26,206 MW. We also have 12 gas-fired projects currently under construction collectively having a net capacity of 5,751 MW. The completion of the new projects currently under construction would give us interests in 103 power plants located in 23 states, three Canadian provinces, Mexico and the United Kingdom, having a net capacity of 31,957 MW. Of this total generating capacity, 98% will be attributable to gas-fired facilities and 2% will be attributable to geothermal facilities.

      Natural Gas Assets. We have in place an experienced gas production and management team that after giving effect to our recent sales of certain of our gas reserves manages nearly 472 billion cubic feet equivalent (bcfe) of proved gas reserves located in California, South Texas and Gulf Coast regions, all of which are major oil and gas producing regions in North America. Approximately 96% of our North American proved reserves are natural gas. In addition to our ability to produce over 120 million cubic feet equivalent (mmcfe) of natural gas per day, we own or control approximately 257,000 net undeveloped acres that are available for future exploration or drilling activity. For more information about recent sales of certain of our gas reserves, see “Recent Developments”

      Calpine Energy Services. Our wholly-owned subsidiary Calpine Energy Services L.P. provides the trading and risk management services needed to schedule power sales and to ensure fuel is delivered to our power plants on time to meet delivery requirements and to manage and optimize the value of our physical power generation and gas production assets.

      Complementing Calpine Energy Services’ activities, we have recently reorganized our marketing and sales organization to better meet the needs of our growing list of wholesale and large retail customers. We focus our sales activities on load serving entities such as local utilities, municipalities and cooperatives, as well as on large-scale end users such as industrial and commercial companies. As a general goal, we seek to have 65% of our available capacity sold under long-term contracts or hedged by our risk management group.

      Power Contract Portfolio. As of June 30, 2004, our contractual portfolio consisted of 152 contracts covering 105 customers with a weighted average investment grade credit rating. The weighted average life of the contracts in the portfolio is approximately seven years. As of June 30, 2004, we had approximately 46% of our available capacity sold for 2005.

Other Business Segments Supporting Our Operations

      We also continue to strengthen our system operations management and information technology capabilities to enhance the economic performance of our portfolio of assets in our major markets and to provide load-following and other ancillary services to our customers. These operational optimization systems, combined with our sales, marketing and risk management capabilities, enable us to add value to traditional commodity products in ways that not all competitors can match.

      Our construction organization has assembled an experienced team of construction management professionals to ensure that our projects are built using our standard design specifications reflecting our exacting operational standards. Through our ongoing efforts we have been able to establish relationships with leading equipment manufacturers for gas turbine generators, steam turbine generators and heat recovery steam generators and other key equipment to enhance speed of equipment delivery, consistency in design, and standardization of commercial terms and services. We will continue to leverage these capabilities and relationships to ensure that our power plants are completed on time and are the best built and lowest cost energy facilities possible.

      With a vision of enhancing the performance of our modern portfolio of gas-fired power plants and lowering our replacement parts maintenance costs, we have fostered the development of our wholly-owned subsidiary, Power Systems Manufacturing, to design and manufacture high performance combustion system and turbine blade parts. Power Systems Manufacturing manufactures new vanes, blades, combustors and other replacement parts for the industrial gas turbine industry. It offers a wide range of Low Emissions Combustion systems and advanced airfoils designed to be transparently compatible for retrofitting or replacing existing combustion systems or components operating in General Electric and Siemens Westinghouse turbines.

      In 2003 we expanded our energy services capabilities with the acquisition of Netherlands-based Thomassen Turbine Systems. Thomassen Turbine Systems complements our broad array of energy services by selling combustion turbine component parts and repair services worldwide.

      We established Calpine Power Services to offer the unique skills that we have honed in building and operating our own power plants to third party customers. We are now selling, and have received contracts for, various engineering, procurement, construction management, plant commissioning, operations, and maintenance services through Calpine Power Services.

The Market

      The electric power industry represents one of the largest industries in the United States and impacts nearly every aspect of our economy, with an estimated end-user market of nearly $260 billion of electricity sales in 2003 based on information published by the Energy Information Administration of the Department of Energy. Historically, the power generation industry has been largely characterized by electric utility monopolies producing electricity from old, inefficient, polluting, high-cost generating facilities selling to a captive customer base. However, industry trends and regulatory initiatives have transformed some markets into more competitive grounds where load-serving entities and end-users may purchase electricity from a variety of suppliers, including independent power producers, power marketers, regulated public utilities and others. For the past decade, the power industry has been deregulated at the wholesale level allowing generators to sell directly to the load serving entities, such as public utilities, municipalities and electric cooperatives. Although industry trends and regulatory initiatives aimed at further deregulation have slowed, the power industry continues to transform into a more competitive market.

      The North American Electric Reliability Council (“NERC”) estimates that in the United States, peak (summer) electric demand in 2003 totaled approximately 720,000 MW, while summer generating capacity in 2003 totaled approximately 912,000 MW, creating a peak summer reserve margin of 192,000 MW, or 26.7%. Historically, utility reserve margins have been targeted to be 15% above peak demand to provide for load forecasting errors, scheduled and unscheduled plant outages and local area grid protection. Some regions have margins well in excess of the 15% target range, while other regions remain short of ideal reserve margins. The estimated 192,000 MW of reserve margin in 2003 compares to an estimated 120,000 MW in 2002. The increase is due in large part to the start-up of new low-cost, clean-burning, gas-fired power plants. The United

States market consists of regional electric markets not all of which are effectively interconnected, so reserve margins vary from region to region.

      Even though most new power plants are fueled by natural gas, the majority of power generated in the U.S. is still produced by coal and nuclear power plants. The Energy Information Administration of the Department of Energy has estimated that approximately 51% of the electricity currently generated in the U.S. is fueled by coal, 20% by nuclear sources, 17% by natural gas, 7% by hydro, and 5% from fuel oil and other sources. As regulations continue to evolve, many of the current coal plants will likely be faced with installing a significant amount of costly emission control devices. This activity could cause some of the oldest and dirtiest coal plants to be retired, thereby allowing a greater proportion of power to be produced by cleaner natural gas-fired generation.

      Due primarily to the completion of gas-fired combustion turbine projects, we have seen increased power supplies and higher reserve margins in the last two years accompanied by a decrease in liquidity in the energy trading markets, and a general lessening of enthusiasm for investing in energy companies. In 2003 while electricity prices generally increased, the cost of natural gas grew at an even greater rate, further depressing spark spreads (the margin between the value of the electricity sold and the cost of fuel to generate that electricity) from the low levels in 2002.

      Based on strength in residential and commercial demand, overall consumption of electricity was estimated to have grown by approximately 2.9% for the first two months of 2004 through February compared to the same period in 2003, according to Edison Electric Institute (“EEI”) published data. The growth rate for calendar year 2003 was 1.8%. The growth rate in supply is diminishing with many developers canceling, or delaying completion of their projects as a result of current market conditions. The supply and demand balance in the natural gas industry continues to be strained with gas prices rising to over $6.40 per million British thermal units, or MMbtu, in the first quarter of 2004, compared to an average of approximately $5.50 per MMbtu in 2003 and $3.00 per MMbtu in 2002. Overall, we expect the market to continue to work through the current oversupply of power in several regions within the next few years. As the supply-demand dynamics improve, we expect to see spark spreads improve.

Recent Developments

      In addition to the recent developments described below, please see the recent developments described in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 which is incorporated by reference in this prospectus.

      Sale of Certain Natural Gas Reserves and Petroleum Assets; Repayment and Reduction of Commitments Under Senior Secured Credit Facility. On September 2, 2004, we completed the sale of our Rocky Mountain natural gas reserves in the Colorado Piceance Basin and New Mexico San Juan Basin to two U.S. gas companies for approximately $140 million and approximately $83 million, respectively. Our Rocky Mountain assets being sold represent approximately 120 bcfe of proved reserves, producing approximately 16.3 mmcfe of net gas per day. On September 2, 2004, we announced that we completed the sale of all of our Canadian natural gas reserves and petroleum assets to PrimeWest Energy Trust for a total purchase price of CDN$825 million, or approximately $625 million, less adjustments of CDN$15.6 million, to reflect a July 1, 2004 effective date. (The purchase price takes into account a foreign exchange hedge established in connection with this transaction.) As of September 2, 2004, these assets represented approximately 221 bcfe of proved reserves, producing approximately 61 mmcfe of net gas per day. Also included in this sale was our 25% interest in approximately 80 bcfe of proved reserves (net of royalties) and 32 net mmcfe per day owned by the Calpine Natural Gas Trust.

      All of the proceeds from the U.S. gas asset sales and a portion of the proceeds from the Canadian gas sales were used to repay all amounts outstanding under our existing senior secured credit facility and to terminate the revolving commitments thereunder. A portion of the proceeds from the Canadian gas asset sale was also used to cash collateralize $144.8 million of letters of credit outstanding under that agreement. Transfer of the letters of credit and termination of the senior secured credit facility is a condition to the closing of this offering. Remaining proceeds from the Canadian gas asset sale will be used in accordance with the asset sale provisions of our existing bond indentures. Following the repayment of our existing secured credit facility, we expect to issue new secured first priority lien debt that will rank senior to our other outstanding secured debt.

      Letter of Credit Facility of Calpine Energy Management L.P. On August 5, 2004, our indirect wholly-owned subsidiary, Calpine Energy Management L.P., entered into a $250.0 million letter of credit facility with Deutsche Bank (rated Aa3/AA-) that expires in October 2005. Deutsche Bank will guarantee Calpine Energy Management L.P.’s power and gas obligations by issuing letters of credit under the facility. Receivables generated through power sales will serve as collateral to support the letters of credit. Calpine Energy Management L.P. was created to facilitate short-term gas and power purchases and sales transactions ranging from the hourly market up to one month forward.

Our Principal Executive Offices

      We are a corporation organized and existing under the laws of the State of Delaware. Our principal executive offices are located at 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115.

The Notes

Interest	We will pay interest on the principal amount of the notes on May 15 and November 15 of each year, beginning on May 15, 2004.

Maturity	November 15, 2023.

Conversion Rights	You may surrender your notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:

• during any calendar quarter commencing after the issuance of the notes, if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 120% of the conversion price per share of our common stock in effect on that 30th trading day;

• if we have called the particular notes for redemption and the redemption has not yet occurred;

• during the five trading day period after any five consecutive trading day period in which the trading price of $1,000 principal amount of the notes for each day of such five-day period was less than 95% of the product of the closing sale price of our common stock price on that day multiplied by the conversion rate; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights.”

The initial conversion price is $6.50 per share of common stock. This represents an initial conversion rate of 153.8462 shares of common stock per $1,000 principal amount of notes. In certain circumstances the conversion rate will be subject to adjustment. See “Description of the Notes — Conversion Rate Adjustments.”

Upon the occurrence of any of the circumstances described above, you may convert any of your outstanding notes for the conversion value. Subject to certain exceptions described in “Description of the Notes,” at the time notes are tendered for conversion, the conversion value you will receive will be determined by multiplying the conversion rate by the “five day average closing price,” which equals the average of the closing prices for our common stock on the five consecutive trading days beginning on the second trading day following the day you submit your notes for conversion. We will deliver the conversion value to you as follows:

• an amount in cash, which we call the “principal return,” equal to the lesser of (1) the conversion value and (2) the principal amount of the notes to be converted, plus

• if the conversion value is greater than the principal return, a number of shares of our common stock, which we refer to as the “net shares,” determined by dividing the “net share amount,” which is equal to the difference between the conversion value and the principal return, by the five day average closing price.

For example, if the five day average closing price were $8.20, you would receive $1,000 in principal return and 31 net shares per $1,000 principal amount of the notes, as follows:

153.8462 (conversion price) * $8.20 (five day average closing price) = $1,261.54 (conversion value)

$1,261.54 (conversion value) - $1,000 (principal return) = $261.54 (net share amount)

$261.54 (net share amount) / $8.20 (five day average closing price) = 31 net shares

If the five day average closing price is $6.50 or less, you would receive the principal return, in cash, of $1,000 per $1,000 principal amount of the notes and no shares of our common stock, as at $6.50 or less, the conversion value would be less than or equal to the principal return: 153.8462 * $6.50 = $1,000.00.

We will pay the principal return and deliver the net shares as promptly as practicable after determination of the net share amount.

In addition, if we declare a cash dividend or distribution to all or substantially all of the holders of our common stock, the conversion price shall be decreased to equal the number determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price — Dividend Adjustment Amount)

(Pre-Dividend Sale Price)

where “Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock.

A “trading day” means any regular or abbreviated trading day of The New York Stock Exchange.

Upon conversion, the holder will not receive any additional cash payment representing accrued but unpaid interest or liquidated damages, if any. See ‘Description of the Notes — Conversion Rights.”

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with all our existing and future senior indebtedness, including indebtedness under our secured term loans, our senior secured credit facility and our various series of outstanding secured and unsecured senior notes. The notes will be senior in right of payment to all our existing and future subordinated indebtedness.

However, because the notes will not be guaranteed by our subsidiaries, they will be effectively junior to all indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture will permit our subsidiaries to incur unlimited additional indebtedness other than with respect to certain restrictions on liens and Sale and Leaseback Transactions. In addition, as of June 30, 2004, we had $6.8 billion ($7.7 billion inclusive of the notes) of unsecured debt that would rank equally with the notes and $10.4 billion of secured debt that would be effectively senior to the notes.

Optional Redemption	We cannot redeem the notes before November 22, 2009. We may redeem all or a portion of the notes at any time on or after November 22, 2009, at a price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, up to but not including the date of redemption, payable in cash. See “Description of the Notes — Optional Redemption of the Notes.”

Repurchase of Notes at the Option of the Holder	You may require us to repurchase all or a portion of your notes on November 15, 2009, 2013 and 2018 for a purchase price equal to 100% of the principal amount of the notes plus accrued but unpaid interest and liquidated damages, if any, up to but not including the date of repurchase. We may choose to pay the repurchase price in cash or shares of our common stock, or a combination of cash and shares of our common stock. See “Description of the Notes — Repurchase Right at the Option of Holders.”

Change of Control	If we undergo a change in control, you may require us to repurchase all of your notes. We may pay for your notes in cash or registered shares of our common stock. The repurchase price will be equal to the issue price plus accrued but unpaid interest and liquidated damages, if any, up to but not including the date of repurchase. If we pay the repurchase price in shares of our common stock, the common stock will be valued at 95% of the average closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date of repurchase. See “Description of the Notes — Change in Control.”

Book-Entry Form	We issued the notes in book-entry form without interest coupons and in minimum denominations of $1000. We have deposited global certificates with, or on behalf of, The Depository Trust Company, which we refer to as DTC, and registered them in the name of a nominee of DTC. Beneficial interests in any of the securities will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes — Book-Entry System.”

Listing of Common Stock	Our common stock is listed on The New York Stock Exchange under the symbol “CPN.”

RISK FACTORS

      Investing in the notes involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information contained or incorporated by reference in this prospectus. Any of the following risks could materially adversely affect our business, financial condition or results of operations. You could lose all or part of your investment if any of the risks and uncertainties described actually occur.

Risks Relating to Calpine

      Please see the risk factors described in our Annual Report on Form 10-K/A for the year ended December 31, 2003, for a description of the risks relating to Calpine.

Risks Relating to the Notes and Our Common Stock

We may not have the ability to raise the funds necessary to purchase, or may otherwise be restricted from purchasing, the notes if you exercise your option to require us to purchase the notes or if a change in control event triggers a requirement for us to purchase the notes.

      You may require us to repurchase all or any portion of your notes on certain specified dates. The purchase price, equal to 100% of the principal amount of the notes plus accrued and unpaid interest, and liquidated damages, if any, up to but not including the repurchase date, is payable, at our option, in cash, shares of our common stock or a combination of cash and common stock. Our outstanding debt limits our ability to repurchase any of the notes with cash, and we may be required or choose to satisfy any repurchase of the notes solely through the delivery of shares.

      Upon a change in control under the indenture, we will be required to offer to repurchase all of the notes then outstanding for cash or, at our option, registered shares of our common stock. If the purchase price is paid in cash, it will equal 100% of the principal amount of the notes plus accrued and unpaid interest, and liquidated damages, if any, up to but not including the repurchase date. Since the events that constitute a change in control under the indenture will also constitute a change in control under certain of our other outstanding debt, upon each occurrence, we will be required to offer to repurchase such other debt then outstanding. If a change in control under our outstanding debt (including the notes) containing a change in control provision requiring us to repurchase, or causing a default under, such debt were to occur, as of June 30, 2004, we could be required to repay up to an aggregate principal amount of approximately $9.4 billion plus accrued and unpaid interest thereon. If any of our debt were accelerated in connection with a change of control, it could cause defaults under our other debt obligations. We would not have the financial resources available to repay all of our debt that could become payable upon a change in control and to repurchase all of the notes for cash.

      Our ability to pay in shares of our common stock in any of the circumstances described above is also subject to conditions, including registration under the Securities Act, if required, and we may not be able to meet those conditions. Furthermore, because the market price of our common stock will be determined prior to the repurchase date, you will bear the risk that our common stock will decline in value between the date the market price is calculated and the repurchase date.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of your shares is determined.

      The conversion value that you will receive upon conversion of your notes is in part determined by the average of the closing price per share of our common stock for the five trading days following the second trading day after which the notes are tendered for conversion. Accordingly, if the price of our common stock decreases after you tender your notes for conversion, the conversion value you receive may be adversely affected.

We may not have sufficient funds to pay the principal return on the notes.

      Upon conversion of the notes, subject to certain exceptions including the occurrence of a repurchase at the option of the holders or a change of control, when we may pay in shares of our common stock, we will be required to pay the principal return on such notes. See “Description of the Notes.” If a significant number of holders were to tender their notes for conversion at any given time, we may not have the financial resources available to pay the principal return on all such notes tendered for conversion.

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

      If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will only be entitled to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our certificate of incorporation or by-laws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Future issuances of our securities could dilute your ownership.

      A substantial number of shares of our common stock are subject to stock options and these notes and our other outstanding series of convertible notes may be converted into shares of common stock. As of June 30, 2004, there were 24,020,742 shares of our common stock underlying vested stock options eligible for sale and there were an additional 35,997,981 shares of our common stock issuable upon conversion of our other outstanding convertible notes.

      We may also decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of current stockholders will be reduced and the new equity securities may have rights prior to those of the common stock issuable upon conversion of the notes. We cannot predict the effect, if any, that future sales of our common stock or notes, or the availability of shares of our common stock or notes for future sale, will have on the market price of our common stock or notes. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or warrants or the conversion of the notes), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

Anti-takeover provisions may delay or prevent changes in control or deter a third party from acquiring us, limiting our stockholders’ ability to profit from such a transaction.

      On June 5, 1997, we adopted a stockholders’ rights plan, which was amended on September 19, 2001. The rights plan was implemented by declaring a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directing the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a “unit,” of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $140.00 per unit, subject to adjustment.

      If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right’s exercise price a number of the acquiring company’s shares of common stock having a market value of twice the right’s exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right’s exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right’s exercise price. The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances. See “Description of Capital Stock.”

      We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 could have the effect of delaying or preventing a change in control of us.

      Our amended and restated certificate of incorporation and bylaws contain provisions governing the election and removal of our board of directors. The certificate of incorporation also provides that any business combination, as defined in the certificate of incorporation, requires a stockholder vote, which must be effected at a duly called meeting. The certificate of incorporation further provides that a special meeting of stockholders may only be called in certain prescribed circumstances. These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. See “Description of Capital Stock.”

      Section 203, the rights plan, and certain provisions of our certificate of incorporation, our bylaws and Delaware corporate law, may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

Because the notes are not listed on an exchange or other trading market, it is unlikely that a market will develop for them and you should be prepared to hold them to maturity.

      There is no public market for the notes, which may significantly limit:

•	the liquidity of any market that may develop;

•	your ability to sell your notes; and

•	the price at which you will be able to sell your notes.

      If a market for the notes were to develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market, so you should be prepared to hold the notes to maturity unless you convert them.

      Deutsche Bank Securities Inc. advised us at the time of the initial offering and sale of the notes that it planned to make a market in the notes. Deutsche Bank Securities is not obligated, however, to make a market for the notes, and may discontinue any market-making activity at any time at its sole discretion. In addition, market-making activity will be subject to the limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the last five years and for the six months ended June 30, 2004.

					Six Months
Year Ended December 31,					Ended
					June 30,
1999	2000	2001	2002	2003	2004

					(Unaudited)
1.81x	1.89x	1.40x	—(1)	—(2)	—(3)

      For purposes of computing our consolidated ratio of earnings to fixed charges, earnings consist of pretax income before adjustment for minority interests in our consolidated subsidiaries and income or loss from equity investees, plus fixed charges, amortization of capitalized interest and distributed income of equity investees, reduced by interest capitalized, the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges and distributions on our company-obligated HIGH TIDES. Fixed charges consist of interest expensed and capitalized (including amortized premiums, discounts and capitalized expenses related to indebtedness), an estimate of the interest within rental expense and the distributions on our HIGH TIDES.

(1)	For the year ended December 31, 2002, we had an earnings-to-fixed-charges coverage deficiency of approximately $587.1 million, primarily as a result of (1) a pre-tax charge to earnings of $404.7 million for equipment cancellation and asset impairment, (2) increased interest costs due to recent debt financings to support our growth, and (3) a significant decrease in electricity prices, gas prices and spark spreads, primarily as a result of weak market fundamentals as compared to the year ended December 31, 2001.

(2)	For the year ended December 31, 2003, we had an earnings-to-fixed-charges coverage deficiency of approximately $269.8 million, primarily as a result of (1) a pre-tax charge to earnings of $64.4 million for equipment cancellation and asset impairment and $16.4 million for long-term service agreement cancellation charges, (2) increased interest costs due to recent debt financings to support our growth, and (3) a decrease in average spark spreads per megawatt-hour and higher fuel expense in 2003 as compared with the same period in 2002.

(3)	For the six months ended June 30, 2004, we had an earnings-to-fixed charges coverage deficiency of approximately $442.2 million, primarily as a result of (a) a decrease in gross profit of $152.5 million from the same period in the previous year, which is a result of lower per megawatt-hour spark spreads realized during the six months ended June 30, 2004, and additional costs associated with new power plants coming on line, and (b) a pre-tax charge to earnings of $534.4 million for increased interest costs due to recent debt financings to support our growth.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US AND THIS OFFERING

      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act, to register the notes and common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and the schedules to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits and the schedules to the registration statement.

      Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may obtain any document we file with the SEC at the SEC’s public reference room in Washington, D.C. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Our SEC filings are also accessible through the Internet at the SEC’s website at http://www.sec.gov.

      The SEC permits us to “incorporate by reference” into this prospectus the information contained in documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the offering is completed:

•	our Annual Report on Form 10-K/A (File No. 001-12079) for the year ended December 31, 2003;

•	our Quarterly Report on Form 10-Q/A (File No. 001-12079) for the quarter ended March 31, 2004;

•	our Quarterly Report on Form 10-Q (File No. 001-12079) for the quarter ended June 30, 2004;

•	our Current Reports on Form 8-K filed with the SEC on January 6, 2004, January 9, 2004, January 9, 2004, January 20, 2004, January 29, 2004, February 3, 2004, February 4, 2004, February 9, 2004, February 24, 2004, February 24, 2004, March 10, 2004, March 12, 2004, March 16, 2004, March 23, 2004, April 19, 2004, April 28, 2004, May 27, 2004, June 9, 2004, June 15, 2004, June 29, 2004, August 18, 2004, August 20, 2004 and September 8, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on August 20, 1996; and

•	the description of rights relating to our common stock contained in our Registration Statement on Form 8-A (File No. 001-12079), filed with the SEC on June 17, 1997, and the amendments to that Registration Statement filed on June 18, 1997, June 24, 1997, and September 28, 2001.

      You may request a copy of these filings, at no cost to you, by writing or telephoning us at: Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, attention: Lisa M. Bodensteiner, Assistant Secretary, telephone: (408) 995-5115. If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies you request. However, we will not send exhibits to the documents, unless the exhibits are specifically incorporated by reference in the documents.

      YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OR SOLICITING A PURCHASE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH THE OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

FORWARD-LOOKING STATEMENTS

      Some of the statements contained in this prospectus and incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding our or our management’s intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements.

      Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following:

•	the timing and extent of deregulation of energy markets and the rules and regulations adopted on a transitional basis with respect thereto,

•	the timing and extent of changes in commodity prices for energy, particularly natural gas and electricity, and the impact of related derivatives transactions,

•	unscheduled outages of operating plants,

•	unseasonable weather patterns that produce reduced demand for power,

•	systemic economic slowdowns, which can adversely affect consumption of power by businesses and consumers,

•	commercial operations of new plants that may be delayed or prevented because of various development and construction risks, such as a failure to obtain the necessary permits to operate, failure of third-party contractors to perform their contractual obligations or failure to obtain project financing on acceptable terms,

•	cost estimates are preliminary and actual costs may be higher than estimated,

•	a competitor’s development of lower-cost power plants or of a lower cost means of operating a fleet of power plants,

•	risks associated with marketing and selling power from power plants in the evolving energy market,

•	the successful exploitation of an oil or gas resource that ultimately depends upon the geology of the resource, the total amount and costs to develop recoverable reserves, and legal title, regulatory, gas administration, marketing and operational factors relating to the extraction of natural gas,

•	our estimates of oil and gas reserves may not be accurate,

•	the effects on our business resulting from reduced liquidity in the trading and power generation industry,

•	our ability to access the capital markets on attractive terms or at all,

•	sources and uses of cash are estimates based on current expectations; actual sources may be lower and actual uses may be higher than estimated,

•	the direct or indirect effects on our business of a lowering of our credit rating (or actions we may take in response to changing credit rating criteria) including increased collateral requirements, refusal by our current or potential counterparties to enter into transactions with us and our inability to obtain credit or capital in desired amounts or on favorable terms,

•	possible future claims, litigation and enforcement actions pertaining to the above,

•	effects of the application of regulations, including changes in regulations or their interpretation; or

•	other risks identified from time to time in our reports and registration statements filed with the SEC, including the risk factors identified in our Annual Report on Form 10-K/A for the year ended December 31, 2003, which is incorporated by reference in this prospectus.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

      The selling holders will receive all of the net proceeds of the resale of the notes and our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the resale of any of these securities.

SELLING HOLDERS

      We originally issued the notes to Deutsche Bank Securities Inc., Credit Lyonnais Securities (USA) Inc., Harris Nesbitt Corp. and Williams Capital Group LP, who we refer to collectively as the “initial purchasers,” in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers immediately resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be qualified institutional buyers as defined in Rule 144A under the Securities Act.

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf registration process, the selling holders, including their transferees, pledgees, donees or other successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock issuable upon conversion of the notes in one or more offerings. Any selling holder may also elect not to sell any notes or common stock issuable upon conversion of the notes held by it. Only those notes and shares of common stock issuable upon conversion of the notes listed below may be offered for resale by the selling holders pursuant to this prospectus.

      This prospectus provides you with a general description of the securities that the selling holders may offer. A selling holder may be required to provide you with a prospectus supplement containing specific information about the selling holder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us and this Offering.”

      The following table sets forth recent information with respect to the selling holders of the notes and the respective number of notes beneficially owned by each selling holder that may be offered for each selling holder’s account pursuant to this prospectus. We prepared this table based on information supplied to us by or on behalf of the selling holders. The selling holders may offer and sell all, some or none of the notes and the common stock issuable upon conversion of the notes listed below by using this prospectus. Because the selling holders may offer all or only some portion of the notes or the common stock listed in the table, no estimate can be given as to the amount of those securities that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified in the table below may have sold, transferred or disposed of all or a portion of their notes or shares of common stock issuable upon conversion of the notes since the date on which they provided the information regarding their ownership of those securities included in this prospectus.

      The shares of common stock offered by each selling holder is equal to the net shares to be delivered upon conversion of the notes. The net shares are determined based on the five day average closing price of our common stock: the greater the five day average closing price, the greater the number of net shares that will be deliverable. See “Description of the Notes.” For purposes of this prospectus, to calculate the number of net shares that are beneficially owned and are offered hereunder, we have assumed a five day average closing price of $7.80, or 120% of the initial conversion price of $6.50, which currently is the price at which the common stock price condition to conversion of the notes may be satisfied. See “Description of the Notes — Conversion Rights — Conversion Upon Satisfaction of Common Stock Price Condition.” The number of shares that are actually delivered upon conversion of the notes will be different from the numbers shown in the table below if, among other things, the five day average closing price is not $7.80. Assuming a five day average closing price of $7.80 and no change in the initial conversion rate, for each $1,000 in principal amount of notes converted, a holder would receive $1,000 and 25 net shares and, if all $900,000,000 in principal amount of the notes were converted, holders would collectively receive $900,000,000 and 23,076,957 net shares (plus, in each case, a dollar amount in lieu of any fractional shares). If the five day average closing price were $6.50 or less, holders would receive no shares of our common stock upon conversion of the notes. We have listed a total of 69,230,000 shares on The New York Stock Exchange and, if more than 69,230,000 net shares are issued upon conversion (which would occur if all of the notes were converted at a five day average closing price of $13.00 or more), we will be required to list such additional shares on The New York Stock Exchange.

				Shares of
				Common
				Stock
	Aggregate Principal	Shares of		Beneficially
	Amount of Notes	Common Stock	Shares of	Owned After
	Beneficially Owned	Beneficially	Common Stock	Completion of
Selling Holders	and Offered($)	Owned	Offered	the Offering

AFTRA Health Fund(1)	260,000.00	6,666	6,666	0
AK Steel Master Pension Trust(2)	715,000.00	18,333	18,333	0
Akanthos Arbitrage Master Fund, LP(3)	60,000,000.00	1,538,466	1,538,466	0
Aristeia International Limited(4)	32,390,000.00	830,515	830,515	0
Aristeia Trading LLC(4)	7,110,000.00	182,308	182,308	0
Barnet Partners Ltd.(5)	1,000,000.00	25,641	25,641	0
Basso Multi-Strategy Holding Fund Ltd(6)	1,000,000.00	25,641	25,641	0
BNP Paribas Arbitrage*(7)	12,500,000.00	320,513	320,513	0
BNP Paribas Equity Strategies, SNC*(8)	11,518,000.00	358,982	295,334	63,648
Canyon Capital Arbitrage Master Fund, Ltd.*(9)	28,280,000.00	725,130	725,130	0
Canyon Value Realization Fund, L.P.*(9)	14,100,000.00	361,539	361,539	0
Canyon Value Realization MAC 18, Ltd. (RMF)*(9)	5,640,000.00	144,615	144,615	0
Citadel Credit Trading Ltd.(10)	2,415,000.00	159,223	61,923	97,300
Citadel Equity Fund Ltd.(10)	9,085,000.00	271,349	232,949	38,400
Citigroup Global Markets, Inc.+(11)	1,600,000.00	41,025	41,025	0
CNH CA Master Account, L.P.(12)	2,000,000.00	51,282	51,282	0
Context Convertible Arbitrage Fund LP(13)	2,975,000.00	76,282	76,282	0
Context Convertible Arbitrage Offshore Ltd.(13)	7,200,000.00	184,615	184,615	0
CooperNeff Convertible Strategies (Cayman) Master Fund, LP+(8)	12,436,000.00	318,872	318,872	0
Credit Suisse First Boston Europe Ltd+	6,840,000.00	175,385	175,385	0
CSS, LLC+(14)	1,500,000.00	38,461	38,461	0
DB Equity Opportunities Master Portfolio LTD(15)	2,000,000.00	51,282	51,282	0
DBAG London*	262,100,000.00	6,720,532	6,720,532	0
Deam Convertible Arbitrage(15)	1,000,000.00	25,641	25,641	0
Deutsche Bank Securities Inc.+	10,980,000.00	281,539	281,539	0
FrontPoint Convertible Arbitrage Fund, L.P.(16)	125,000.00	3,205	3,205	0
Geode U.S. Convertible Arbitage Fund, a segregated account of Geode Capital Master Fund Ltd.(17)	5,000,000.00	128,205	128,205	0
Goldman Sachs & Company+	12,730,000.00	3,044,376	326,411	2,717,965
Grace Brothers, Ltd.+(18)	4,000,000.00	102,564	102,564	0

				Shares of
				Common
				Stock
	Aggregate Principal	Shares of		Beneficially
	Amount of Notes	Common Stock	Shares of	Owned After
	Beneficially Owned	Beneficially	Common Stock	Completion of
Selling Holders	and Offered($)	Owned	Offered	the Offering

Grace Convertible Arbitrage Fund, Ltd.*(18)	3,000,000.00	76,923	76,923	0
Guggenheim Portfolio Co. XV, LLC(19)	1,420,000.00	36,410	36,410	0
HFR CA Select Fund(20)	1,500,000.00	38,461	38,461	0
Highbridge International LLC*(21)	24,500,000.00	628,206	628,206	0
KDC Convertible Arb Master Fund C.V. *(22)	3,000,000.00	76,923	76,923	0
KDC Convertible Arbitrage Fund L.P.*(22)	9,000,000.00	230,769	230,769	0
Lyxor/ Convertible Arbitrage Fund Limited(8)	2,077,000.00	53,256	53,256	0
Lyxor/Context Fund Ltd.*(13)	1,200,000.00	30,769	30,769	0
Mainstay Convertible Fund*(1)	5,355,000.00	137,308	137,308	0
Mainstay Strategic Value Fund*(1)	58,000.00	1,487	1,487	0
Mainstay VP Convertible Fund*(1)	3,205,000.00	82,179	82,179	0
Marathon Global Convertible Master Fund, Ltd.(23)	6,000,000.00	153,846	153,846	0
MFS MidCap Value Fund of Series Trust XI*(24)	900,000.00	23,076	23,076	0
MFS Total Return Fund A Series of Series Trust V*(25)	6,000,000.00	153,846	153,846	0
MFS/ Sunlife Series Trust MidCap Value Series*(24)	100,000.00	2,564	2,564	0
National Bank of Canada(13)	1,350,000.00	34,615	34,615	0
New York Life Insurance Company (Post 82)*(1)	6,025,000.00	154,487	154,487	0
New York Life Insurance Company (Pre 82)*(1)	2,785,000.00	71,410	71,410	0
New York Life Separate Account #7*(1)	90,000.00	2,307	2,307	0
Nisswa Master Fund Ltd.(26)	14,750,000.00	378,206	378,206	0
Oppenheimer Convertible Securities Fund*(27)	7,000,000.00	179,487	179,487	0
Pandora Select Partners LP(28)	12,000,000.00	307,693	307,693	0
RCG Baldwin, LP*(19)	675,000.00	17,307	17,307	0
RCG Halifax Master Fund, LTD*(19)	446,000.00	11,435	11,435	0
RCG Latitude Master Fund, LTD*(19)	11,288,000.00	289,436	289,436	0
RCG Multi Strategy Master Fund LTD*(19)	1,906,000.00	48,871	48,871	0
Ramius, LP*(19)	169,000.00	4,333	4,333	0
Ramius Capital Group*(19)	1,266,000.00	32,461	32,461	0
Ramius Master Fund, LTD*(19)	3,125,000.00	80,128	80,128	0
Ramius Partners II, LP*(19)	111,000.00	2,846	2,846	0
Royal Bank of Canada (Norshield)*(13)	1,100,000.00	28,205	28,205	0

				Shares of
				Common
				Stock
	Aggregate Principal	Shares of		Beneficially
	Amount of Notes	Common Stock	Shares of	Owned After
	Beneficially Owned	Beneficially	Common Stock	Completion of
Selling Holders	and Offered($)	Owned	Offered	the Offering

Sagamore Hill Hub Fund, Ltd.(29)	13,500,000.00	346,154	346,154	0
SAM Investments, LDC(30)	5,000,000.00	128,205	128,205	0
San Diego County Employee Retirement Association(20)	2,000,000.00	51,282	51,282	0
Satellite Asset Management, L.P.(31)	20,000,000.00	1,512,822	512,822	1,000,000
Satellite Convertible Arbitrage Master Fund, LLC(31)	40,000,000.00	1,025,644	1,025,644	0
Singlehedge US Convertible Arbitrage Fund(8)	3,227,000.00	82,743	82,743	0
St. Albans Partners Ltd.(5)	3,000,000.00	76,923	76,923	0
Standard Fire Insurance Company(32)	750,000.00	19,230	19,230	0
Sturgeon Limited(8)	1,742,000.00	44,666	44,666	0
Sunrise Partners Limited Partnership*(33)	4,800,000.00	208,177	123,077	85,100
The Canyon Value Realization Fund (Cayman), Ltd.*(9)	38,580,000.00	989,233	989,233	0
Travelers Casualty Insurance Company of America(32)	1,064,000.00	27,282	27,282	0
Tribeca Investments LTD(11)	6,000,000.00	153,846	153,846	0
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd. (34)	15,000,000.00	386,916	384,616	2,300
United Overseas Bank (SGD)(1)	140,000.00	3,589	3,589	0
United Overseas Bank (USD)(1)	62,000.00	1,589	1,589	0
Univest Convertible Arbitrage Fund II Ltd (Norshield)(13)	475,000.00	12,179	12,179	0
Whitebox Convertible Arbitrage Partners, LP(28)	33,000,000.00	846,156	846,156	0
Whitebox Diversified Convertible Arbitrage Partners, LP(28)	8,500,000.00	217,949	217,949	0
Xavex Convertible Arbitrage 5 Fund(19)	844,000.00	21,641	21,641	0
Zazove Convertible Arbitrage Fund L.P.(20)	5,500,000.00	141,026	141,026	0
Zazove Hedged Convertible Fund L.P.(20)	3,500,000.00	89,743	89,743	0
Zazove Income Fund L.P.(20)	1,500,000.00	38,461	38,461	0
Zurich Institutional Benchmarks Master Fund Ltd.(20)	1,500,000.00	38,461	38,461	0

+	This selling holder is a broker-dealer and an underwriter with respect to the resale of the notes owned by it and the common stock issuable upon conversion of the notes owned by it.

*	This selling holder is an affiliate of a broker-dealer and purchased the notes owned by it (and the common stock issuable upon conversion of the notes owned by it) in the ordinary course of business, and at the time of its purchase of the notes and common stock to be resold by it, this selling holder had no agreements or understandings, directly or indirectly, with any person to distribute the notes or the common stock issuable upon conversion of the notes.

(1)	Edward Silverstein, Portfolio Manager of the investment advisor to this selling holder, exercises voting and dispositive control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(2)	Scott Schumacher, Portfolio Manager and Principal, and Eric Green, Director of Research and Principal of this selling holder, exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(3)	Michael Kao, Managing Member of Akanthos Capital Management, LLC, exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(4)	Robert H. Lynch, Jr., Anthony Fragella and Kevin Toner, joint owners of Aristeia Capital LLC, the investment manager for this selling holder, exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(5)	Roy Astrachan, Portfolio Manager, exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(6)	Howard Fischer, the Managing Member of Basso GP, LLC, the General Partner of Basso Asset Management, L.P., the Investment Manager to Basso Multi-Strategy Holding Fund Ltd., exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(7)	Mike Cohen exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(8)	Christian Menestrier, CEO of CooperNeff Advisors Inc., exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(9)	Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner, Managing Partners of Canyon Capital Advisors LLC, exercise voting and investment power over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(10)	Kenneth C. Griffin indirectly controls Citadel Limited Partnership, the trading manager with investment discretion for this selling holder, and exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(11)	This selling holder is a wholly-owned subsidiary of Citigroup Inc.

(12)	Robert Krail, Mark Mitchell and Todd Pulvino, Investment Principals for CNH Partners, LLC, the Investment Advisor to this selling holder, exercise sole voting and dispositive power over the notes of this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(13)	Michael Rosen and William Fertig exercise voting and investment power over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(14)	Michael J. Carusillo, Nicholas D. Schoewe and Clayton A. Struve exercise voting and investment power over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(15)	Eric Lobben exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(16)	Philip Duff, W. Gillespie Caffray and Paul Ghaffari are sole members of the management committee of FrontPoint Partners LLC, the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC, the general partner of this selling holder and exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder. Each disclaims beneficial ownership of securities held by this selling holder.

(17)	Vincent Gubitosi exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(18)	Bradford Whitmore and Michael Brailov exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(19)	Alex Adair exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(20)	Gene T. Pretti exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(21)	Glenn Dubin and Harry Swiera, Principals of Highbridge Capital Management, trading advisor to this selling holder, exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(22)	George A. Kellner exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(23)	Bruce Richards, Lou Hanover and Andrew Rabinowitz exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(24)	Constantino G. Mokas exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(25)	David M. Calabro, Kenneth J. Enright, Steven R. Gorham, Contantino G. Mokas, Lisa B. Nurme and Michael W. Roberge exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(26)	Brian Taylor exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(27)	Ted Everett, Portfolio Manager, exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(28)	Andrew Redleaf, Managing Member of the general partner of this selling holder, exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(29)	Steven Bloom, Manager of Sagamore Hill Managers, LLC, general partner of Sagamore Hill Capital Mgmt., L.P., the investment manager of this selling holder, exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(30)	Ronald A. Santella exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(31)	Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro and David Ford exercise voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder. Each disclaims beneficial ownership of securities held by this selling holder.

(32)	This selling holder is a wholly-owned subsidiary of The St. Paul Travelers Companies, Inc.

(33)	S. Donald Sussman exercises voting and investment control over the notes owned by this selling holder and the common stock issuable upon conversion of the notes owned by this selling holder.

(34)	This selling holder is a wholly-owned subsidiary of UBS AG.

      To our knowledge, other than their ownership of the securities described in the above table, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, except that Deutsche Bank Securities acted as the initial purchaser of the notes and each of Deutsche Bank Securities, Goldman Sachs & Co. and Credit Suisse First Boston, an affiliate of certain of the selling holders, act as an adviser to us from time to time with respect to other matters.

PLAN OF DISTRIBUTION

      The notes and the common stock issuable upon conversion of the notes may be offered and sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer those securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      The securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the securities may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on exchanges or in the over-the-counter market;

•	through the writing and exercise of options; or

•	through the settlement of short sales.

      In connection with the sale of the notes and the underlying common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling holders. The selling holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

      At the time a particular offering of the securities is made, if required, a prospectus and/or prospectus supplement will be distributed, which will set forth the names of the selling holders, the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed to paid broker-dealers.

      To comply with the securities laws of some jurisdictions, if applicable, the securities will be offered or sold in some jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or any exemption from registration or qualification is available and is complied with.

      The selling holders and any other person participating in the distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling holders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular offered securities being distributed. Compliance with the Securities Exchange Act, as described in this paragraph, may affect the marketability of the offered securities and the ability of any person or entity to engage with respect to the offered securities.

      Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

      Pursuant to a registration rights agreement, we have borne all fees and expenses incurred in connection with the registration of the notes and the common stock issuable upon conversion of the notes, except that selling holders will pay all broker’s commissions and underwriting discounts and commissions, if any, in connection with any sales effected pursuant to this prospectus. We will indemnify the selling holders against some civil liabilities, including some liabilities under the Securities Act or the Securities Exchange Act or otherwise, or alternatively the selling holders will be entitled to contribution in connection with those liabilities.

DESCRIPTION OF THE NOTES

      We issued the notes under a document called the “indenture”. The indenture is a contract between us and Wilmington Trust Company, who is serving as trustee. The law of the State of New York governs both the indenture and the notes. In this section, references to “Calpine,” “we,” “our” or “us” refer solely to Calpine Corporation and not its subsidiaries.

The Notes

      The notes are our senior, unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes are limited to an aggregate initial principal amount of $900,000,000, plus accrued and unpaid interest. The notes will mature on November 15, 2023 unless earlier repurchased by us as described under “— Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “— Repurchase Right at the Option of Holders” or upon a change of control of Calpine as described under “— Change of Control” or converted at a holder’s option as described under “— Conversion Rights.”

      We issued the notes at a price to investors of $1,000 per note. Interest on the notes will accrue at the rate of 4.75% per annum on the principal amount of each note. We will make interest payments on the notes semiannually on May 15 and November 15 of each year, commencing on May 15, 2004. Interest on the notes will accrue from the date of original issuance, or if interest has already been paid, from the date it was most recently paid. We will make each interest payment to holders of record of the notes on the immediately preceding May 1 and November 1, whether or not this day is a business day. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

      The notes are our senior unsecured obligations and rank equally in right of payment with all our existing and future senior indebtedness, including indebtedness under our secured term loans, our senior secured credit facility and our various series of secured and unsecured senior notes. The notes will be senior in right of payment to all our existing and future subordinated indebtedness. However, because the notes will not be guaranteed by our subsidiaries, they will be effectively junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. Additionally, because the notes are unsecured, they will be effectively junior to all of our existing and future secured debt. Under the indenture, we and our subsidiaries will be permitted to incur unlimited additional indebtedness other than with respect to certain restrictions on liens and Sale and Leaseback Transactions. See “— Limitation on Liens” and “— Limitation on Sale and Leaseback Transactions.” Our subsidiaries had approximately $13.0 billion of indebtedness and other liabilities, including trade payables and excluding deferred tax liabilities, as of June 30, 2004. In addition, as of June 30, 2004, we had $6.8 billion ($7.7 billion inclusive of the notes) of unsecured debt that would rank equally with the notes and $10.4 billion of secured debt that would be effectively senior to the notes.

Conversion Rights

      Subject to the restrictions described in this Description of the Notes, a holder may convert any outstanding notes into cash and shares of our common stock based on an initial conversion price per share of $6.50 in accordance with the conversion mechanism set forth below under “— Conversion Rights.” This represents an initial conversion rate of approximately 153.8462 shares per $1,000 principal amount of the notes. The conversion price (and resulting conversion rate) is, however, subject to adjustment as described below under “— Conversion Rate Adjustments.” A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

      Holders may surrender notes for conversion into cash and shares of our common stock prior to the maturity date in the following circumstances:

(1) during any calendar quarter commencing after the issuance of the notes, if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 120% of the conversion price then in effect on that 30th trading day;

(2) if we have called the particular notes for redemption and the redemption has not yet occurred;

(3) during the five trading day period after any five consecutive trading day period in which the average trading price of the notes for each day of such five-day period was less than 95% of the product of the common stock price on that day multiplied by the conversion rate; or

(4) upon the occurrence of specified corporate transactions described below under “— Conversion Upon Specified Corporate Transactions.”

      Subject to certain exceptions described below under “— Conversion Upon Satisfaction of Trading Price Condition” and “— Conversion Upon Specified Corporate Transactions,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive cash and shares of our common stock, the value of which (the “conversion value”) will be equal to the product of:

(1) the conversion rate; and

(2) the “five day average closing stock price,” which is the average of the closing prices per share of our common stock for the five consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) including and immediately following the second trading day following the day the notes are tendered for conversion.

      Subject to certain exceptions described below and under “— Conversion Upon Satisfaction of Trading Price Condition” and “— Conversion Upon Specified Corporate Transactions,” we will deliver the conversion value to tendering holders as follows:

(1) an amount in cash, referred to as the “principal return,” equal to the lesser of (a) the conversion value and (b) the principal amount of the notes to be converted;

(2) if the conversion value is greater than the principal return, a number of shares of our common stock, which we refer to as the “net shares,” determined by dividing the “net share amount,” which is equal to the difference between the conversion value and the principal return, by the five day average closing price; and

(3) an amount paid in cash to account for any fractional shares of common stock, based on the five day average closing stock price.

      The conversion value, principal return and net share amount will be determined at the end of the fifth consecutive trading day including and immediately following the second trading day after the day the notes are tendered for conversion. We will pay the principal return and cash for fractional shares and deliver the net shares as promptly as practicable after the determination date, but in no event later than four business days thereafter.

      Delivery of the principal return, net shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued interest and liquidated damages payable on the notes, except as described below. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for the accrued interest.

      Except as described in the following sentence, upon conversion of any notes on a date that is not an interest payment date, holders will not be entitled to receive any additional cash payment representing accrued and unpaid interest (and liquidated damages, if any) for the period from the immediately preceding interest payment date to the conversion date with respect to the converted notes, and, as provided above, such interest (and liquidated damages, if any) will be deemed paid in full. Nonetheless, if notes are converted after a regular record date and prior to the opening of business on the next interest payment date, including the date of maturity, holders of such notes at the close of business on the regular record date will receive the interest (and liquidated damages, if any) payable on such notes on the corresponding interest payment date notwithstanding the conversion.

      If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice in accordance with the provisions of the indenture, together, if the notes are in certificated form, with the certificated security, to the conversion agent who will, on your behalf, convert the notes into cash and shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a change of control, such note may be converted only if the notice of election is withdrawn as described under “— Repurchase Right at the Option of Holders” or “— Change of Control.” If an event of default, as described under “— Events of Default,” has occurred and is continuing (other than a default in a cash payment upon conversion of the notes), we may not pay cash upon conversion of any notes (other than cash in lieu of fractional shares) and instead will make payment only through the delivery of shares. The number of shares to be delivered will be equal to the conversion rate.

      The “common stock price” on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by The Nasdaq System.

      A “trading day” means any regular or abbreviated trading day of The New York Stock Exchange.

      The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include any of the initial purchasers; provided that if at least three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the bid solicitation agent, this one bid shall be used. If the bid solicitation agent cannot reasonably obtain at least one such bid or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by the bid solicitation agent, taking into account in such determination such factors as it, in its sole discretion after consultation with us, deems appropriate. The bid solicitation agent shall not be required to determine the trading price of the notes unless requested in writing by us.

Conversion Upon Satisfaction of Common Stock Price Condition

      A holder may surrender any of its notes for conversion during any calendar quarter commencing after the issuance of the notes by delivering the notes to the conversion agent, if our common stock price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the calendar quarter in which the conversion occurs is more than 120% of the conversion price on that 30th trading day.

Conversion Upon Satisfaction of Trading Price Condition

      A holder may surrender any of its notes for conversion during the five trading day period immediately after the occurrence of the “trading price condition.” The trading price condition occurs when, for any five consecutive trading day period in which the trading price of the notes, as determined following a request by a holder of the notes in accordance with the procedures described below, for each day of such five-day period is less than 95% of the product of the common stock price on that day multiplied by the conversion rate; provided that if on the date of any conversion pursuant to the trading price condition, our common stock price is greater than the conversion price on such date but less than 120% of the conversion price on such date, then the conversion value you will be entitled to receive will be equal to the principal amount of your notes plus accrued and unpaid interest (and liquidated damages, if any) as of the conversion date. Shares of our common stock and any cash in lieu of fractional shares delivered upon a conversion in those circumstances will be valued at the greater of the conversion price on the conversion date and our common stock price as of the conversion date.

      The bid solicitation agent shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price of the notes would be less than 95% of the product of the common stock price and the conversion rate. At such time, we shall instruct the bid solicitation agent in writing to determine the trading price beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 95% of the product of the common stock price and the conversion rate.

      The bid solicitation agent will initially be American Stock Transfer & Trust Company, but we may select any bank, trust company or similar fiduciary agent to serve as bid solicitation agent.

Conversion Upon Notice of Redemption

      A holder may surrender for conversion any note called for redemption by delivering the notes to the conversion agent at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions

      If we elect to:

(1) distribute to all or substantially all holders of our common stock rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the closing price per share of our common stock on the day prior to the date upon which such a distribution is announced; or

(2) distribute to all or substantially all holders of shares of our common stock any assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 12.5% of the closing price of our common stock on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion by delivering the notes to the conversion agent until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if we provide that holders of notes will participate in the distribution without conversion.

      In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property, a holder may surrender its notes for conversion by delivering the notes to the conversion agent at any time from and after the date that is 15 days prior to the anticipated date of such transaction until and including the date that is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property, then at the effective time of the transaction, a holder’s right to receive any shares of our common stock upon conversion of its notes will be changed into a right to receive the kind and amount of cash, securities and other property that such holder would have received for such shares if such holder had converted such notes immediately prior to the transaction. Alternatively, if the transaction also constitutes a change of control, such holder can instead require us to repurchase all or a portion of its notes as described under “— Change of Control.”

Conversion Rate Adjustments

      The conversion price will be subject to adjustment (without duplication) upon the following events:

(1) the payment of dividends and other distributions on our common stock that are payable exclusively in shares of our common stock;

(2) the issuance to all holders of our common stock of rights, warrants or options that allow the holders to purchase shares of our common stock at less than the current market price; provided that no adjustment will be made if holders of the notes may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate;

(3) the subdivision or combination of our common stock;

(4) the declaration of a cash dividend or distribution to all or substantially all of the holders of our common stock. If we declare such a cash dividend or distribution, the conversion price shall be decreased to equal the number determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price — Dividend Adjustment Amount)

(Pre-Dividend Sale Price)

provided that no adjustment to the conversion price or the ability of a holder of a note to convert will be made if we provide that holders of notes will participate in the cash dividend or distribution without conversion. In addition, if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment under this clause (4), we shall make adequate provision so that each holder of notes shall have the right to receive upon conversion, in addition to the shares of common stock (and any cash in lieu of fractional shares) deliverable upon such conversion, the amount of cash such holder would have received had such holder converted such notes on the record date for such cash dividend or distribution at the conversion rate and for the conversion value in effect on such record date.

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the ex-dividend date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one share of common stock;

(5) the payment of dividends and other distributions to all holders of our common stock, consisting of evidences of our indebtedness, securities or capital stock, cash or assets, except for (a) those rights or warrants referred to in clause (2) above or (b) any cash dividend or distribution referred to in clause (4) above; provided that no adjustment will be made if all holders of the notes may participate in the transactions; and

(6) the payment to holders of our common stock in respect of a tender or exchange offer, other than an odd-lot offer, by us or any of our subsidiaries for our common stock to the extent that the offer involves aggregate consideration that, together with any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for shares of our common stock consummated within the preceding 12 months not triggering a conversion price adjustment, and all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a Conversion Price adjustment exceeds an amount equal to 12.5% of the market capitalization of our common stock on the expiration date of the tender offer.

The applicable conversion price will not be adjusted:

(1) upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

(2) upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any of our present or future employee, director or consultant benefit plans or programs,

(3) upon the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the notes were first issued, or

(4) upon the issuance of any rights, any distribution of separate certificates representing the rights, any exercise or redemption of any rights or any termination or invalidation of the rights pursuant to our stockholders rights plan.

      We may decrease the conversion price for at least 20 days, so long as the decrease is irrevocable during that 20-day period. No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price (other than an adjustment described in paragraph (6) above). If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. Except as specifically described above, the applicable conversion price will not be subject to adjustment in the case of the issuance of any of our common stock, or securities convertible into or exchangeable for our common stock.

Optional Redemption of the Notes

      Beginning on November 22, 2009, we may redeem the notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (and liquidated damages, if any) up to but not including the date of redemption. We will give not less than 30 days’ nor more than 60 days’ notice of redemption by mail to holders of the notes. If we opt to redeem less than all of the notes at any time, the trustee will select or cause to be selected the notes to be redeemed by any method that it deems fair and appropriate. In the event of a partial redemption, the trustee may provide for selection for redemption of portions of the principal amount of any note of a denomination larger than $1,000.

Repurchase Right at the Option of Holders

      Holders have the right to require us to repurchase all or a portion of their notes on November 15, 2009, November 15, 2013 and November 15, 2018. We will be required to repurchase any outstanding notes for which holders deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes.

      The repurchase price payable will be equal to 100% of the principal amount of the notes plus any accrued and unpaid interest (and liquidated damages, if any) to such repurchase date.

      We may choose, in our sole discretion, to pay the repurchase price in cash or shares of our common stock, or a combination of cash and shares of our common stock.

      If we choose to pay the repurchase price, in whole or in part, in shares of our common stock or a combination of cash and shares of our common stock, we will be required to give notice on a date not less than 20 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law (i.e. if no notice is given, we will pay the repurchase price with cash), stating among other things:

(1) whether we will pay the repurchase price of the notes in cash, in shares of our common stock, or any combination thereof, and specifying the percentages of each;

(2) if we elect to pay with shares of our common stock, the method of calculating the price of the common stock; and

(3) the procedures that holders must follow to require us to repurchase their notes.

      Simultaneously with such notice of purchase, we will disseminate a press release through Dow Jones & Company, Inc., Business Wire, Bloomberg Business News or Reuters, or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public, containing this information and publish the information on our website or through such other public medium as we may use at that time.

      If we pay the repurchase price with shares of our common stock, the shares will be valued at 100% of the average closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date of repurchase, appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

      A notice electing to require us to repurchase notes must state:

(1) if certificated notes have been issued, the notes’ certificate numbers, or if not certificated, the notice must comply with appropriate DTC procedures;

(2) the portion of the principal amount of notes to be repurchased, in multiples of $1,000;

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes; and

(4) in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of common stock is not satisfied prior to the close of business on the last day prior to the repurchase date, as described below, whether the holder elects:

(a) to withdraw the repurchase notice as to some or all of the notes to which it relates, or

(b) to receive cash in respect of the entire repurchase price for all notes or portions of notes subject to the repurchase notice.

      If the holder fails to indicate the holder’s choice with respect to the election described in clause (4) above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all notes subject to the repurchase notice in these circumstances.

      Holders may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the last day prior to the repurchase date. The notice of withdrawal must state:

(1) the principal amount of the withdrawn notes;

(2) if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, the notice must comply with appropriate DTC procedures; and

(3) the principal amount, if any, which remains subject to the repurchase notice.

      If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in shares of our common stock divided by the market price of one share of our common stock as determined by us in our repurchase notice. We will pay cash based on the market price for all fractional shares. We may only pay the repurchase price in shares of our common stock if we satisfy conditions provided in the indenture relating to the qualification or registration of the shares under applicable securities laws.

      Because the market price of our common stock is determined prior to the repurchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date the market price is determined to the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or is otherwise publicly available.

      Upon determination of the actual number of shares of common stock to be paid upon repurchase of the notes, we will disseminate a press release not later than two business days prior to the repurchase date through

Dow Jones & Company, Inc., Bloomberg Business News or Reuters, or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public, containing this information and publish the information on our website or through such other public medium as we may use at that time.

      A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. Holders will receive payment on the later of the repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then:

(1) the notes will cease to be outstanding;

(2) interest (and liquidated damages, if any) will cease to accrue; and

(3) all other rights of the holder of the notes will terminate.

      This will be the case whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent.

      We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time. We will file Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Change of Control

      If a change of control (as defined below) occurs, a holder of notes will have the right, at its option, to require us to repurchase all of its notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The price we will be required to pay is equal to the issue price plus any accrued and unpaid interest (and liquidated damages, if any) up to but excluding the date of repurchase.

      At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in registered shares of our common stock valued at 95% of the average closing prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date of repurchase, appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the five trading day period and ending on the repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock. We may only pay the repurchase price in shares of our common stock if we satisfy conditions provided in the indenture.

      Within 30 days after the occurrence of a change of control, we are obligated to give to the holders of notes notice of a change of control and of the repurchase right arising as a result of the change of control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

      Simultaneously with such notice of the change of control, we will disseminate a press release through Dow Jones & Company, Inc., Business Wire, Bloomberg Business News or Reuters, or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing this information and publish the information on our website or through such other public medium as we may use at that time.

      A “change of control” will be deemed to have occurred if any of the following occurs:

(1) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that is entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) we merge or consolidate with or into any other person, any merger of another person into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

(a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock,

(b) pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

(c) which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange or outstanding shares of our common stock solely into shares of common stock of the surviving entity.

      However, a change of control will not be deemed to have occurred if either (A) the closing price per share of our common stock on the New York Stock Exchange for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the event, that, but for this provision, would constitute a change of control or the public announcement of such event, in the case of a change of control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before such event, in the case of change of control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger or consolidation otherwise constituting a change of control under clause (1) and/or (2) above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the notes become convertible into such common stock.

      For purposes of these provisions:

(1) the conversion price is equal to $1,000 divided by the conversion rate in effect as of the date of the change of control;

(2) whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Securities Exchange Act; and

(3) “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act.

      Rule 13e-4 under the Securities Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to the holders of notes. We will comply with this rule to the extent it applies at that time.

      The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

      The foregoing provisions would not necessarily provide the holders of notes with protection if we are involved in a highly leveraged transaction or other transaction that may adversely affect the holders.

      If a change of control were to occur, we may not have enough funds to pay the repurchase price. We have previously incurred, and may in the future incur, other indebtedness with similar change of control provisions permitting its holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specified dates. If we fail to repurchase the notes when required following a change of control, we will be in default under the indenture.

Merger and Sales of Assets

      We may not consolidate with or merge with or into any other person or sell, assign, convey, transfer, or otherwise dispose of all or substantially all of our properties and assets as an entirety to any person unless:

(1) we are the surviving corporation;

(2) the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so sold, assigned, conveyed, transferred, leased or otherwise disposed of, shall be a corporation organized and existing under the laws of the United States, any state within the United States or the District of Columbia and shall expressly assume, in a form reasonably satisfactory to the trustee, all of our obligations under the indenture and the notes; and

(3) immediately after giving effect to the transaction, no event of default with respect to the notes will have occurred and be continuing.

      In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other person.

Limitation on Sale and Leaseback Transactions

      Under the terms of the indenture, we shall not, and shall not permit any of our Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(1) we or the Restricted Subsidiary would be entitled to create a Lien on the property or asset subject to the Sale and Leaseback Transaction securing Indebtedness in an amount equal to the Attributable Debt with respect to that transaction without equally and ratably securing the notes pursuant to the covenant described below under “— Limitation on Liens;” or

(2) the net proceeds of the sale are at least equal to the fair value (as determined by our board of directors) of the property or asset subject to the Sale and Leaseback Transaction and we, or the Restricted Subsidiary, apply or cause to be applied, within 180 days of the effective date of the Sale and Leaseback Transaction, an amount in cash equal to the net proceeds of the sale to the retirement of our Indebtedness, or Indebtedness of the Restricted Subsidiary.

      In addition to the transactions permitted pursuant to the clauses (1) and (2) above, we or any of our Restricted Subsidiaries may enter into a Sale and Leaseback Transaction as long as the sum of:

(1) the Attributable Debt with respect to that Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into pursuant to this provision, plus

(2) the amount of outstanding Indebtedness secured by Liens incurred pursuant to the final paragraph of the covenant described under “— Limitation on Liens” below,

does not exceed 15% of our Consolidated Net Tangible Assets as determined based on our consolidated balance sheet as of the end of the most recent fiscal quarter for which financial statements are available. In addition, any Restricted Subsidiary may enter into a Sale and Leaseback Transaction with respect to property or assets owned by that Restricted Subsidiary so long as the proceeds of that Sale and Leaseback Transaction are used to explore, drill, develop, construct, purchase, repair, improve or add to property or assets of any Restricted Subsidiary, or to repay (within 365 days of the commencement of full commercial operation of any such property or assets) Indebtedness incurred to explore, drill, develop, construct purchase, repair, improve or add to property or assets of any Restricted Subsidiary.

      As used in the indenture, the following terms are defined as follows:

“Attributable Debt,” in respect of a Sale and Leaseback transaction, means, as of the date of determination, the present value (discounted at the rate of interest set forth or implicit in terms of the lease (or, if not practicable to determine that rate, the rate of interest borne by the notes), compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

“Capitalized Lease Obligations” of a person means the rental obligations under any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of that person as lessee, in conformity with generally accepted accounting principles, is required to be capitalized on the balance sheet of that person. The stated maturity of any such lease shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Consolidated Current Liabilities” means, as of the date of determination, our aggregate amount of consolidated liabilities, and those of our Restricted Subsidiaries, which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating (i) all inter-company items between Calpine and its subsidiaries and (ii) all current maturities of long-term Indebtedness, all as determined in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means, as of the date of determination, the total amount of consolidated assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) under generally accepted accounting principles which would appear on our consolidated balance sheet and that of our subsidiaries, determined in accordance with generally accepted accounting principles, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

(a) Consolidated Current Liabilities;

(b) minority interests in our Restricted Subsidiaries held by a third person or another Restricted Subsidiary;

(c) excess of cost over fair value of assets of businesses acquired, as determined in good faith by Calpine’s board of directors;

(d) any revaluation or other write-up in value of assets subsequent to December 31, 1993 as a result of a change in the method of valuation in accordance with generally accepted accounting principles;

(e) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(f) treasury stock; and

(g) any cash set apart and held in a sinking fund or other analogous fund established for the purpose of redemption or other retirement of capital stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

“Indebtedness” of any person means, without duplication:

(a) the principal of and premium (if any premium is then due and owing) in respect of indebtedness of that person for money borrowed;

(b) all Capitalized Lease Obligations of that person;

(c) all obligations of that person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (a) and (b) above) entered into in the ordinary course of business of that person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, that drawing is reimbursed no later than the tenth business day following receipt by that person of a demand for reimbursement following payment on the letter of credit;

(d) all obligations of the type referred to in clauses (a) through (c) above of other persons and all dividends of other persons for the payment of which, in either case, that person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise; and

(e) all obligations of the type referred to in clauses (a) through (d) above of other persons secured by any Lien on any property or asset of that person (whether or not such obligation is assumed by that person), the amount of the obligation on any date of determination being deemed to be the lesser of the value of the property or assets or the amount of the obligation so secured.

The amount of Indebtedness of any person at any date shall be, with respect to unconditional obligations, the outstanding balance at such date of all such obligations as described above and, with respect to any contingent obligations at such date, the maximum liability determined by that person’s board of directors, in good faith, in light of the facts and circumstances existing at the time, as reasonably likely to be incurred upon the occurrence of the contingency giving rise to such obligation.

“Lien” means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

A “Restricted Subsidiary” means any subsidiary of a person that is not designated an Unrestricted Subsidiary by that person’s board of directors.

A “Sale and Leaseback Transaction” means an arrangement relating to property now owned or later acquired whereby a person or one of such person’s subsidiaries transfers that property to another person and then leases it back from that person, other than leases for a term of not more than 36 months or leases between such person and a wholly-owned subsidiary of such person or between such person’s wholly-owned subsidiaries.

“Unrestricted Subsidiary” means (i) any subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by a person’s board of directors in the manner provided below and (ii) any subsidiary of an Unrestricted Subsidiary. A person’s board of directors may designate any subsidiary (including any newly acquired or newly formed subsidiary) to be an Unrestricted Subsidiary unless such subsidiary owns any capital stock of, or owns or holds any Lien on any property of, that person or any other subsidiary of that person that is not a subsidiary of the subsidiary to be so designated, so long as the subsidiary to be designated an Unrestricted Subsidiary and all other subsidiaries previously so designated at the time of any determination hereunder shall, in the aggregate, have total assets not greater than 5% of our Consolidated Net Tangible Assets as determined based on the consolidated balance sheet of such person as of the end of the most recent financial quarter for which financial statements are available. A person’s board of directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to that designation no Default or Event of Default under the indenture shall have occurred and be continuing. Any such designation by a person’s board of directors shall be evidenced to the trustee by promptly filing with the trustee a copy of the board resolution giving effect to the designation and a certificate signed by two of that person’s officers certifying that the designation complied with these provisions. However, the failure to file the resolution and/or certificate with the trustee shall not impair or affect the validity of the designation.

Limitation on Liens

      Under the terms of the indenture, we shall not, and shall not permit any of our Restricted Subsidiaries to, directly or indirectly incur any Lien upon any properties or assets (including capital stock), whether owned at the date of issuance of the notes or thereafter acquired, in each case to secure Indebtedness of the Company or any Restricted Subsidiary, without effectively providing that the notes shall be secured equally and ratably with or prior to that Indebtedness, so long as that Indebtedness shall be so secured. The above restriction on Liens will not, however, apply to:

(1) (a) Liens on assets or property incurred by us or any Restricted Subsidiary to secure Indebtedness incurred to finance the exploration, drilling, development, construction or purchase of or by, or repairs, improvements or additions to, property or assets of Calpine or such Restricted Subsidiary, which Liens may include Liens on the capital stock of a Restricted Subsidiary or (b) Liens incurred by any Restricted Subsidiary that does not own, directly or indirectly, at the time of such original incurrence of such Lien under this clause (1)(b) any operating properties or assets securing Indebtedness incurred to finance the exploration, drilling, development, construction or purchase of or by or repairs, improvements or additions to, property or assets of any Restricted Subsidiary that does not, directly or indirectly, own any operating properties or assets at the time of such original incurrence of such Lien, which Liens contemplated by this clause (1) may include Liens on the capital stock of one or more Restricted Subsidiaries that do not, directly or indirectly, own any operating properties or assets at the time of such original incurrence of such Lien, provided, however, that the Indebtedness secured by any such Lien may not be issued more than 365 days after the later of the exploration, drilling, development, completion of construction, purchase, repair, improvement, addition or commencement of full commercial operation of the property or assets being so financed;

(2) Liens existing on the date of issuance of the notes, other than Liens relating to Indebtedness or other obligations being repaid or Liens that are otherwise extinguished with the proceeds of the notes;

(3) Liens on property, assets or shares of stock of a person at the time that person becomes a subsidiary of ours; provided, however, that any such Lien may not extend to any other property or assets owned by us or any of its Restricted Subsidiaries;

(4) Liens on property or assets existing at the time that we or one of our subsidiaries acquires the property or asset, including any acquisition by means of a merger or consolidation with or into us or one of our subsidiaries; provided, however, that such Liens are not incurred in connection with, or in contemplation of, that merger or consolidation; and provided, further, that the Lien may not extend to any other property or asset owned by us or any of our Restricted Subsidiaries;

(5) Liens securing Indebtedness or other obligations of one of our subsidiaries that is owing to us or any of our Restricted Subsidiaries, or Liens securing our Indebtedness or other obligations that are owing to one of our subsidiaries;

(6) Liens incurred on assets that are the subject of a Capitalized Lease Obligation to which we or any of our subsidiaries is a party, which shall include Liens on the stock or other ownership interest in one or more of our Restricted Subsidiaries leasing such assets;

(7) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (1), (2), (3), (4) or (6) above; provided, however, that (a) such new Lien shall be limited to all or part of the same property or assets that secured the original Lien (plus repairs, improvements or additions to that property or assets and Liens on the stock or other ownership interest in one or more Restricted Subsidiaries beneficially owning that property or assets) and (b) the amount of Indebtedness secured by such Lien at such time (or, if the amount that may be realized in respect of such Lien is limited, by contract or otherwise, such limited lesser amount) is not increased, other than by an amount necessary to pay fees and expenses, including premiums, related to the refinancing, refunding, extension, renewal or replacement of the Indebtedness; and

(8) Liens by which the notes are secured equally and ratably with other Indebtedness pursuant to this covenant.

      However, we and any of our Restricted Subsidiaries may incur other Liens to secure Indebtedness as long as the sum of:

(1) the lesser of (a) the amount of outstanding Indebtedness secured by Liens incurred pursuant to this provision (or, if the amount that may be realized in respect of such Lien is limited, by contract or otherwise, such limited lesser amount) and (b) the fair market value of the property securing that item of Indebtedness, plus

(2) the Attributable Debt with respect to all Sale and Leaseback Transactions entered into pursuant to clause (1) described under the covenant “— Limitation on Sale and Leaseback Transactions,”

does not exceed 15% of Calpine’s Consolidated Net Tangible Assets as determined based on our consolidated balance sheet as of the end of the most recent fiscal quarter for which financial statements are available.

Events of Default

      The following are events of default with respect to the notes:

(1) default for 30 days in payment of any interest installment due and payable on the notes;

(2) default in payment of principal of the notes and accrued interest at maturity, upon repurchase or following a change of control, when the same becomes due and payable;

(3) material default in our performance of any other covenants or agreements in the notes or the indenture which default continues for 30 days after the date on which written notice of such default is given to us by the trustee or to us and trustee by the holders of at least 25% in principal amount of the then outstanding notes;

(4) default by us under any instrument or instruments under which there is or may be secured or evidenced any of our indebtedness (other than the notes) having an outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or more, individually or in the aggregate, that has caused the holders thereof to declare such indebtedness to be due and payable prior to its stated maturity, unless such declaration has been rescinded within 30 days;

(5) default in the payment of the principal of any bond, debenture, note or other evidence of our indebtedness, in each case for money borrowed, or in the payment of principal under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed, which default for payment of principal is individually or in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 days after the expiration of any grace period or extension of the time for payment applicable thereto; and

(6) certain events of bankruptcy, insolvency and reorganization of Calpine.

      The indenture requires that we file annually with the trustee a certificate describing any default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee, within 30 days after the occurrence thereof, written notice of any event which with the giving of notice or lapse of time or both would become an event of default described in clauses (3), (4) or (5) above.

      The indenture provides that if an event of default (other than an event of default relating to certain events of bankruptcy, insolvency and reorganization) occurs and is continuing with respect to the notes, either the trustee or the registered holders of at least 25% in aggregate principal amount of the notes may declare the issue price plus accrued and unpaid interest (and liquidated damages, if any) on the notes to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the issue price plus accrued and unpaid interest (and liquidated damages, if any) on the notes will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, if all events of default with respect to the notes have been cured or waived (other than the nonpayment of the issue price or accrued and unpaid interest (and liquidated damages, if any) on the notes which has become due solely by reason of the declaration of acceleration), then the declaration of acceleration shall be automatically annulled and rescinded.

      A holder of notes may pursue any remedy under the indenture only if:

(1) the holder gives the trustee written notice of a continuing event of default for the notes;

(2) the registered holders of at least 25% in principal amount of the outstanding notes make a written request to the trustee to pursue the remedy;

(3) the registered holder offers to the trustee security and indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4) the trustee fails to act for a period of 60 days after receipt of notice, request and offer of security or indemnity; and

(5) during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request.

      This provision does not, however, affect the right of a holder of notes to sue for enforcement of payment of the principal and interest (and liquidated damages, if any) on the holder’s notes on or after the respective due dates expressed or provided for in its notes or the holder’s right to convert its notes in accordance with the indenture.

      The trustee will be entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the indenture at the direction of the registered holders of the notes or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture will also provide that the registered holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any such direction that the trustee determines is unduly prejudicial to the rights of other registered holders of the notes, or would involve the trustee in personal liability; provided that the trustee may take any other action deemed proper by it that is not inconsistent with such direction.

      The indenture will provide that while the trustee generally must mail notice of a default or Event of Default to the registered holders of the notes within 90 days of the trustee’s actual knowledge of the occurrence, the trustee may withhold notice of any default or Event of Default (except in payment on the notes) if the trustee in good faith determines that the withholding of such notice is in the interest of the holders of the notes.

Modification and Waiver

      We may amend or supplement the indenture if the holders of a majority in principal amount of the notes consent to it. Without the consent of each noteholder affected, however, no modification may:

(1) reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the rate of interest or change the time for payment of interest on the notes;

(3) reduce the issue price or change the stated maturity of the notes;

(4) make any change in any repurchase right to the detriment of such holder;

(5) make any change in any conversion right to the detriment of such holder;

(6) make payments on the notes payable in currency or consideration other than as originally stated in the notes;

(7) impair the holder’s right to receive payment of principal and interest on the notes or to institute suit for the enforcement of any payment on the notes;

(8) make any change in the percentage of principal amount of notes necessary to waive compliance with some provisions of the indenture or to make any change in this provision for modification; or

(9) waive a continuing default or Event of Default regarding any payment on the notes.

      We may amend or supplement the indenture or waive any provision of it without the consent of any holders of notes in certain circumstances, including:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes or to provide for bearer notes;

(4) to provide any security for or guarantees of the notes;

(5) to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(6) to add covenants that would benefit the holders of notes or to surrender any rights we have under the indenture; or

(7) to make any change that does not adversely affect the rights of any holder of the notes, including, without limitation, changing any payment record dates as necessary to conform to the then current market practice.

      The holders of a majority in principal amount of the outstanding notes may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment of principal or interest on any note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Registration Rights

      We have entered into a registration rights agreement with Deutsche Bank Securities, as the representative of the initial purchasers, for the benefit of the holders of the notes and the shares of our common stock issuable upon conversion of the notes (together, the “Registrable Securities”) providing that we will, at our expense:

(1) file with the SEC, within 210 days after the date the notes are originally issued, a registration statement covering resales of the Registrable Securities;

(2) use all reasonable efforts to cause the registration statement to be declared effective under the Securities Act within 270 days after the date the notes are originally issued, subject to our right to postpone having the registration statement declared effective for an additional 90 days in limited circumstances; and

(3) use all reasonable efforts to keep effective the registration statement until two years after the date the notes are issued or, if earlier, until there are no outstanding Registrable Securities, subject to the exceptions set forth below.

      We will be permitted to suspend the use of the prospectus that is part of the registration statement in connection with the sales of Registrable Securities for a period not to exceed 30 days in any 90-day period or 90 days in any 365-day period for reasons relating to the acquisition or divestiture of assets, pending corporate developments, and similar events. We will provide to each holder of Registrable Securities copies of the prospectus that is a part of the registration statement, notify each holder when the registration statement has become effective and take certain other actions required to permit public resales of the Registrable Securities.

      We will, upon written notice to all the holders of Registrable Securities, be able to postpone having the registration statement declared effective for a reasonable period not to exceed 90 days in any 365-day period if we possess material non-public information, the disclosure of which would have a material adverse effect on us and our subsidiaries, taken as a whole. Notwithstanding any such postponement, liquidated damages will accrue on the notes (or on the shares of our common stock into which any notes have been converted) if any of the following events (each a “Registration Default”) occur:

(1) on or prior to 210 days following the date the notes were originally issued, a registration statement has not been filed with the SEC;

(2) on or prior to 270 days following the date the notes were originally issued, the registration statement is not declared effective; or

(3) following the effectiveness of the registration statement, such registration statement (i) ceases to be effective before the earliest of (a) two years from its effective date, (b) the sale of all securities registered under the registration statement or (c) the expiration of the applicable period under Rule 144(k) of the Securities Act, or (ii) the registration statement ceases to be reusable (including if the use of the prospectus is suspended for a period longer than the time permitted) in connection with the resale of the Registrable Securities due to certain specified circumstances, both subject to certain exceptions provided in the registration rights agreement.

      In that case, liquidated damages will accrue on the Registrable Securities from and including the day of the Registration Default up to but excluding the day on which the Registration Default has been cured; provided that, if any Registration Default has occurred and not earlier cured, such Registration Default will cease as of the earliest of (a) the date that is two years from the effective date of the registration statement, (b) the sale of all securities registered under the registration statement and (c) the expiration of the applicable period under Rule 144(k) of the Securities Act, and liquidated damages shall no longer accrue after such date. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date of such Registration Default. Liquidated damages will accrue on the principal amount of the notes at a rate of 0.50% per annum of the principal amount of the notes from and including the date on which any such Registration Default shall occur up to but excluding the date on which all such Registration Defaults have been cured or have ceased. If a holder has converted some or all of its notes into cash and shares of our common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

      A holder who elects to sell any Registrable Securities pursuant to the registration statement will be required to deliver a notice and questionnaire and be named as a selling security holder in the related prospectus, may be required to deliver a prospectus to purchasers, may be subject to certain civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

      We will mail a notice and questionnaire to the holders of Registrable Securities not less than 30 calendar days prior to the time we intend to have the registration statement declared effective.

      No holder of Registrable Securities will be entitled to be named as a selling security holder in the registration statement or have its Registrable Securities included therein, and no holder of Registrable Securities will be entitled to use the prospectus forming a part of the registration statement for offers and resales of Registrable Securities at any time, unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire, which shall be not less than 28 days from the time such notice is sent by first class mail.

      Beneficial owners of Registrable Securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the Registrable Securities covered thereby in the registration statement, subject to restrictions on the timing and number of supplements to the registration statement provided in the registration rights agreement.

      We have agreed in the registration rights agreement to use our best efforts to cause the shares of our common stock issuable upon conversion of the notes to be listed on The New York Stock Exchange or other stock exchange or trading system on which shares of our common stock primarily trade on or prior to the time the registration statement is declared effective.

      This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed with the SEC.

Calculations in Respect of Notes

      We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of the notes and shares of our common stock and accrued interest payable (and liquidated damages, if any) on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Governing Law

      The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee and Paying Agent

      Wilmington Trust Company will initially act as trustee, paying agent and conversion agent for the notes.

      If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man under the circumstances in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

      If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

      We will issue the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      Notes will be exchangeable for other notes, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.

Payment and Paying Agents

      Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. We will make interest payments to the person in whose name the notes is registered at the close of business on the regular record date for the interest payment.

      The trustee will be designated as our paying agent for payments on notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

      Except as otherwise described in this offering circular, notice to registered holders of the notes will be given by mail to the holders at the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Replacement of Notes

      We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.

Payment of Stamp and Other Taxes

      We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Additional Information

      Anyone who receives this offering circular may obtain a copy of the indenture and the registration rights agreement without charge by writing to Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113, Attention: Investor Relations.

Book-Entry, Delivery and Form

      The notes are represented by several global securities. Each global security is deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the notes will not be issued in definitive form.

      Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the notes represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee, known as participants, or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of persons other than participants.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent nor the registrar for the notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of beneficial interests in, a global security or for maintaining, supervising or reviewing any records relating to beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

DTC Procedures

      DTC has advised us that it is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of the participants, which in turn act on behalf of the indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in DTC’s system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the notes, see “— Depository Procedures — Exchange of Book-Entry Notes for Certificated Notes” and “— Certificated Notes.”

      EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS, OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

      Payments in respect of the principal and premium, if any, and interest (including special interest), if any, on a global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever.

Consequently, none of us, the trustee, or any agent of us or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

      DTC has advised us that its current practices, upon receipt of any payment in respect of securities such as the notes (including principal and interest (including special interest), if any), is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the global notes as shown on DTC’s records. Payments by the participants and indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or its participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the notes for all purposes.

      Interests in the global notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

      Transfers between participants will be effective in accordance with DTC’s procedures, and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given direction. However, if there is an event of default under the notes, DTC reserves the right to exchange global notes for notes in certificated form, and to distribute such notes to its participants.

      The information in this section concerning DTC and its book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of that information.

      Although DTC has agreed to the foregoing procedures, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

      A global note is exchangeable for definitive notes in registered certificated form if (1) DTC (A) notifies us that it is unwilling or unable to continue as depository for the global note and we thereupon fail to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Securities Exchange Act or (2) we, at our option, notify the trustee in writing that we elect to cause issuance of the notes in certificated form. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon at least 20 days prior written notice given to the trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of DTC in accordance with its customary procedures.

Certificated Notes

      Subject to certain conditions, any person having a beneficial interest in the global note may, upon request to the trustee, exchange such beneficial interest for notes in the form of certificated notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (1) Calpine notifies the trustee in writing that DTC is no longer willing or able to act as a depository and we are unable to locate a qualified successor within 90 days or (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in the form of certificated notes under the indenture, then, upon surrender by the global note holder of its global note, notes in such form will be issued to each person that the global note holder and DTC identify as being the beneficial owner of the related notes. Neither we nor the trustee will be liable for any delay by the global note holder or DTC in identifying the beneficial owners of notes and we and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global note holder or DTC for all purposes.

Same Day Settlement and Payment

      The indenture requires that payments in respect of the notes represented by the global note (including principal, premium, if any, and interest (including special interest), if any) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to certificated notes, we will make all payments of principal, premium, if any, interest (including special interest), if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder’s registered address. We expect that secondary trading in the certificated notes will also be settled in immediately available funds.

PRICE RANGE OF COMMON STOCK

      Our common stock is traded on The New York Stock Exchange under the symbol “CPN.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock. On September 9, 2004, the closing price of our common stock was $3.77 per share.

	Common
	Stock Price ($)

	High	Low

Year ended December 31, 2002
First Quarter	17.28	6.15
Second Quarter	13.55	5.30
Third Quarter	7.29	2.36
Fourth Quarter	4.69	1.55
Year ended December 31, 2003
First Quarter	4.42	2.51
Second Quarter	7.25	3.33
Third Quarter	8.03	4.76
Fourth Quarter	5.25	3.28
Year ending December 31, 2004
First Quarter	6.42	4.35
Second Quarter	4.98	3.04
Third Quarter (through September 9, 2004)	4.46	3.22

      As of September 9, 2004, there were 2,296 holders of record of our common stock.

DESCRIPTION OF CAPITAL STOCK

      Calpine’s authorized capital stock consists of 2,000,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value. The following summary is qualified in its entirety by the provisions of Calpine’s amended and restated certificate of incorporation and by-laws, which have been incorporated by reference as exhibits to Calpine’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

Common Stock

      As of June 30, 2004, there were 439,326,249 shares of our common stock outstanding. In addition, as of June 30, 2004, there were 24,020,742 shares of our common stock underlying vested stock options eligible for sale and there were an additional 35,997,981 shares of our common stock issuable upon conversion of our other outstanding convertible notes (including the HIGH TIDES). The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See “— Dividend Policy,” below. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Pursuant to a rights agreement entered into in June 1997, as amended, Calpine’s shares of common stock outstanding prior to the occurrence of events specified in the rights agreement have certain preferred share purchase rights, which are set forth in more detail in the rights agreement incorporated by reference as an exhibit hereto. See “— Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law — Rights Plan,” below.

Dividend Policy

      We have not declared any cash dividends on our common stock during the past two fiscal years. We do not anticipate paying any cash dividends on our common stock in the foreseeable future because we intend to retain our earnings to finance the expansion of our business and for general corporate purposes. In addition, our ability to pay cash dividends is restricted under certain of our indentures and our other debt agreements. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

Preferred Stock

      As of September 9, 2004, there were no shares of Calpine’s preferred stock outstanding. Our board of directors has the authority, without further vote or action by the stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series, and to fix the rights, preferences, privileges, qualifications, limitations and restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock, including without limitation dividend rights, if any, voting rights, if any, and liquidation and conversion rights, if any. The board of directors has the authority to fix the number of shares constituting any series and the designations of such series without any further vote or action by the stockholders. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Calpine, or could delay or prevent a transaction that might otherwise give our stockholders an opportunity to realize a premium over the then prevailing market price of the common stock.

      Our board of directors has authorized the issuance of up to 1,000,000 shares of Series A Participating Preferred Stock, par value $.001 per share, pursuant to a rights plan adopted by our board of directors on June 5, 1997, which was amended on September 19, 2001. As of September 9, 2004, no shares of our participating preferred stock were outstanding. A description of the rights plan and the participating preferred stock is set forth under “— Anti-Takeover Effects of Provisions of Certificate of Incorporation, Bylaws and Delaware Law — Rights Plan,” below.

      In connection with our 2001 business combination with Encal Energy Ltd., a series of our preferred stock, consisting of one share, was designated as special voting preferred stock, having a par value of $.001 and a liquidation preference of $.001. The one share of special voting preferred stock has been redeemed and cancelled.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

Certificate of incorporation and Bylaws

      Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors serving staggered, three-year terms. The certificate of incorporation also provides that directors may be removed only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Any vacancy on the board of directors may be filled only by vote of the majority of directors then in office. Further, the certificate of incorporation provides that any business combination (as therein defined) requires the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote, voting together as a single class. The certificate of incorporation also provides that all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Our certificate of incorporation provides that a special meeting of stockholders may be called only by the chairman of our board of directors, or by the chairman or secretary upon the written request of a majority of the total number of directors we would have if there were no vacancies on its board of directors. The provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Calpine. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Calpine. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Rights Plan

      On June 5, 1997, we adopted a stockholders’ rights plan to strengthen our ability to protect our stockholders. The rights plan was amended on September 19, 2001. The rights plan is designed to protect against abusive or coercive takeover tactics that are not in the best interests of our Company or our stockholders. To implement the rights plan, we declared a dividend of one preferred share purchase right for each outstanding share of our common stock held on record as of June 18, 1997, and directed the issuance of one preferred share purchase right with respect to each share of our common stock that shall become outstanding thereafter until the rights become exercisable or they expire as described below. Each right initially represents a contingent right to purchase, under certain circumstances, one one-thousandth of a share, called a “unit,” of our Series A Participating Preferred Stock, par value $.001 per share, at a price of $140.00 per unit, subject to adjustment. The rights will become exercisable and trade independently from our common stock upon the public announcement of the acquisition by a person or group of 15% or more of our common stock, or ten days after commencement of a tender or exchange offer that would result in the acquisition of 15% or more of our common stock. Each unit purchased upon exercise of the rights will be entitled to a dividend equal to any dividend declared per share of common stock and will have one vote, voting together with the common stock. In the event of our liquidation, each share of the participating preferred stock will be entitled to any payment made per share of common stock.

      If we are acquired in a merger or other business combination transaction after a person or group has acquired 15% or more of our common stock, each right will entitle its holder to purchase at the right’s exercise price a number of the acquiring company’s shares of common stock having a market value of twice the right’s exercise price. In addition, if a person or group acquires 15% or more of our common stock, each right will entitle its holder (other than the acquiring person or group) to purchase, at the right’s exercise price, a number of fractional shares of our participating preferred stock or shares of our common stock having a market value of twice the right’s exercise price.

      The rights remain exercisable for up to 90 days following a triggering event (such as a person acquiring 15% or more of our common stock). The rights expire on June 18, 2007, unless redeemed earlier by us. We can redeem the rights at a price of $.01 per right at any time before the rights become exercisable, and thereafter only in limited circumstances.

Delaware Anti-Takeover Statute

      We are subject Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time of the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholder, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 of the Delaware General Corporation Law defines the term business combination to include: (1) any merger or consolidation involving the corporation or any of its direct or indirect majority-owned subsidiaries and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation or any of its direct or indirect majority-owned subsidiaries involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation or any of its direct or indirect majority-owned subsidiaries of any stock of the corporation or that subsidiary to the interested stockholder; (4) any transaction involving the corporation or any of its direct or indirect majority-owned subsidiaries that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or that subsidiary beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefit provided by or through the corporation or any of its direct or indirect majority-owned subsidiaries. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the notes and shares of common stock into which the notes are convertible (the “securities”). Unless otherwise specified, this summary deals only with U.S. holders who hold the notes and any shares of common stock into which the notes are converted as capital assets. The discussion regarding United States federal income tax laws assumes that the notes will be issued, and transfers thereof and payments thereon will be made, in accordance with the applicable indenture.

      As used herein, “U.S. holders” are any beneficial owners of the securities, that are, for United States federal income tax purposes, (1) citizens or residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. In addition, certain trusts in existence on August 20, 1996 and treated as a U.S. holder prior to such date may also be treated as U.S. holders. As used herein, “non-U.S. holders” are beneficial owners of the securities, other than partnerships, that are not U.S. holders as defined above. If a partnership (including for this purpose any entity treated as a partnership for United States federal tax purposes) is a beneficial owner of the securities, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of owning and disposing of the securities.

      This summary does not describe all of the tax consequences that may be relevant to a holder in light of its particular circumstances. For example, it does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers and traders in securities or currencies, or tax-exempt investors. It also does not discuss securities held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to (i) U.S. holders that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) shareholders, partners or beneficiaries of a holder of the securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change or differing interpretations, possibly on a retroactive basis.

      You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property and any other tax consequences of the ownership and disposition of the securities.

Taxation of U.S. Holders

Interest Income

      Payments of interest on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received (in accordance with the holder’s regular method of tax accounting).

      Because we are required to pay liquidated damages on the notes if we fail to comply with certain obligations under the registration rights agreement (see “Description of the Notes  — Registration Rights”), the notes could be subject to the rules applicable to contingent payment debt instruments. Under these rules, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is either “remote” or “incidental.” We believe (and the remainder of this discussion assumes) that the payment of such amounts was a remote or incidental contingency as of the issue date and that the payments of liquidated damages that we are required to make because of the delay in complying with certain obligations under the registration rights agreement are “insignificant” under the applicable rules. As a result, we intend to take the position that our payment of such liquidated damages will not cause the notes to be treated as reissued for United States federal income tax purposes and that the notes are not subject to the contingent payment debt rules. Based on the foregoing, we believe that the payment of liquidated damages on the notes generally should be taxable to a U.S. holder as ordinary income at the time such payment is accrued or received (in accordance with the holder’s regular method of tax accounting). Our position that the notes are not deemed to be reissued and not subject to the contingent payment debt rules is binding on each holder unless such holder properly discloses to the Internal Revenue Service that it is taking a different position. Our position is not binding, however, on the Internal Revenue Service and, accordingly, no assurance can be given that this position will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. If such challenge is successful, the notes could be deemed to be reissued or subject to the rules applicable to contingent payment debt instruments which would affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Holders should consult their tax advisors regarding the tax consequences relating to notes providing for payments of liquidated damages.

Notes Purchased with Market Discount

      A holder will be considered to have purchased a note with “market discount” if the holder’s tax basis in the note immediately after purchase is less than the note’s stated redemption price at maturity. A note is not treated as having market discount if the amount of market discount is de minimis. For this purpose, the amount of market discount is de minimis if it is less than the product of 0.25 percent of the stated redemption price at maturity on the purchase date multiplied by the number of complete years to maturity remaining as of such date. If the note has de minimis market discount, a holder must generally include such de minimis amount in income (as capital gain) as stated principal payments are made.

      If a note is treated as having market discount, any gain recognized upon the receipt of any principal payment on, or upon the disposition of, the note will generally be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on the note that has not been previously included in income. Alternatively, a holder of a note may elect to include market discount in income currently over the life of the note. Such an election applies to all notes with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. Market discount accrues on a straight-line basis unless the holder elects to accrue such discount on a constant yield to maturity basis. This latter election is applicable only to the note with respect to which it is made and is irrevocable. A holder of a note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such note in an amount not exceeding the accrued market discount on such note until the maturity or disposition of such note.

Notes Purchased at a Premium

      A holder will be considered to have purchased a note at a premium if the holder’s tax basis in the note immediately after the purchase (which does not include any amount paid in respect of accrued interest on the note) is greater than the amount payable at maturity. For this purpose only, a holder’s basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. A holder may elect to treat such premium as “amortizable bond premium,” in which case the amount of interest required to be included in the holder’s income each year with respect to the note will be reduced by the amount of the amortizable bond premium allocable (generally under a constant yield method based on the holder’s yield to maturity) to such year with a corresponding decrease in the holder’s tax basis in the note. Any election to amortize bond premium is applicable to all notes (other than a tax-exempt note) held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the holder, and may not be revoked without the consent of the Internal Revenue Service.

Conversion of Notes

      If a U.S. holder converts a note and we deliver a combination of shares of common stock and cash, the tax treatment to the holder is uncertain. A holder may be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest). In such case, a holder’s basis in the common stock received in the conversion (including any basis allocable to a fractional share but excluding shares of common stock attributable to accrued but unpaid interest) would be equal to such holder’s adjusted tax basis in the note, reduced by any cash received in the conversion (other than cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share). Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the note, as described below under “— Sale, Exchange or Redemption of Notes.” In such case, a holder’s basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash (including any fractional share treated as received but excluding any amounts attributable to accrued and unpaid interest). If cash is received in lieu of a fractional share, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share. The holding period for any common stock received in a conversion (including any fractional share treated as received but excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the note. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the notes.

      If a U.S. holder converts a note and we deliver solely cash in satisfaction of our obligation, such cash payment will generally be treated as received from a sale of the note by the U.S. holder as described below under “— Sale, Exchange or Redemption of Notes.”

      The amount of cash and the fair market value of any common stock received by the holder that is attributable to accrued but unpaid interest not previously included in the income will be taxable to the holder as ordinary income. A holder’s tax basis in any such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion.

Adjustment of Conversion Rate

      If at any time we make a distribution of property to shareholders that would be taxable as a dividend for United States federal income tax purposes (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to a U.S. holder of the notes to the extent of our current and accumulated earnings and profits. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to the U.S. holder.

Repurchase at the Option of Holder

      If a U.S. holder requires us to repurchase a note and we deliver solely shares of common stock, as described under “Description of the Notes — Repurchase Right at the Option of Holders” and “Description of the Notes — Change of Control,” such holder will generally not recognize gain or loss (except with respect to cash in lieu of a fractional share and shares attributable to accrued but unpaid interest not previously included in the income of the holder). A U.S. holder’s tax basis in the common stock received (other than common stock attributable to accrued but unpaid interest) will be the same as the U.S. holder’s adjusted tax basis in the note at the time of repurchase (exclusive of any tax basis allocable to a fractional share). If cash is received in lieu of a fractional share, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share.

      If a U.S. holder requires us to repurchase a note and we deliver a combination of shares of common stock and cash, such amounts will generally be treated in the same manner as the receipt of shares of common stock and cash upon a conversion of the note as described in “— Conversion of Notes” above.

      If a U.S. holder requires us to repurchase a note and we deliver solely cash in satisfaction of our obligation, such cash payment will generally be treated as a sale of the note by the U.S. holder as described below under “— Sale, Exchange or Redemption of Notes.”

      The holding period for any common stock received pursuant to a repurchase of a note (including any fractional share treated as received but excluding common stock attributable to accrued but unpaid interest) will include the holding period for the note.

      The amount of cash and the fair market value of the common stock received by the holder that is attributable to accrued but unpaid interest not previously included in the holder’s income will be taxable to the holder as ordinary income. A holder’s tax basis in such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion or repurchase.

Sale, Exchange or Redemption of Notes

      Except as set forth under “— Conversion of Notes” and “— Repurchase at the Option of Holder,” above, a U.S. holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or other disposition of a note (except to the extent the amount realized is attributable to accrued unpaid interest not previously included in income, which will be taxable as ordinary interest income) and the holder’s adjusted tax basis in such note. A holder’s adjusted tax basis in the note generally will be the initial purchase price for such note increased by any market discount previously included in income with respect to the note and reduced by any amortizable bond premium and any principal payments previously received by the holder. In the case of a holder other than a corporation, preferential tax rates may apply to gain recognized on the sale of a note if such holder’s holding period for such note exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Distributions on Common Stock

      The amount of any distribution we make in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, distributions will be treated as a dividend to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of a holder’s tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock as described below. In general, a dividend distribution to a corporate holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.

      Dividends received by an individual taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer held the stock for more than 60 days during a specified period of time and certain other requirements are met. Dividends received by an individual taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates.

Sale or Exchange of Common Stock

      Upon the sale or exchange of common stock, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the holder’s adjusted tax basis in the common stock. In the case of a holder other than a corporation, preferential tax rates may apply to such gain if the holder’s holding period for the common stock exceeds one year. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Information Reporting and Backup Withholding Tax

      In general, information reporting requirements will apply to payments of principal and interest on the notes, payments of dividends on the common stock and payments of the proceeds of the sale of the notes or common stock. A backup withholding tax may apply to such payments if the holder fails to comply with certain identification requirements. Backup withholding is currently imposed at a rate of 28%. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against such holder’s United States federal income tax and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Taxation of Non-U.S. Holders

      The rules governing United States federal income taxation of a non-U.S. holder of notes or common stock are complex and no attempt will be made herein to provide more than a summary of such rules. Non-U.S. holders should consult with their own tax advisors to determine the effect of United States federal, state and local and foreign tax laws, as well as treaties, with regard to an investment in the securities, including any reporting requirements.

Interest Income

      Generally, interest income of a non-U.S. holder that is not effectively connected with a United States trade or business is subject to a withholding tax at a 30% rate (or, if applicable, a lower tax rate specified by a treaty). However, interest income earned on a note by a non-U.S. holder will qualify for the “portfolio interest” exemption and therefore will not be subject to United States federal income tax or withholding tax, provided that such interest income is not effectively connected with a United States trade or business of the non-U.S. holder and provided that (1) the non-U.S. holder does not actually or constructively own 10% of more of the total combined voting power of all classes of our stock entitled to vote; (2) the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; (3) the non-U.S. holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and (4) either (A) the non-U.S. holder certifies to the payor or the payor’s agent, under penalties of perjury, that it is not a United States person and provides its name, address, and certain other information on a properly executed Internal Revenue Service Form W-8BEN or a suitable substitute form or (B) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the notes in such capacity, certifies to the payor or the payor’s agent, under penalties of perjury, that such a statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner, and furnishes the payor or the payor’s agent with a copy thereof. The applicable United States Treasury regulations also provide alternative methods for satisfying the certification requirements of clause (4), above. If a non-U.S. holder holds the note through certain foreign intermediaries or partnerships, such holder and the foreign intermediary or partnership may be required to satisfy certification requirements under applicable United States Treasury regulations.

      Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder generally will be taxed with respect to interest in the same manner as a U.S. holder if the interest is effectively connected with a United States trade or business of the non-U.S. holder. Effectively connected interest income received or accrued by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits” tax at a 30% rate (or, if applicable, at a lower tax rate specified by a treaty). Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the non-U.S. holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent.

Conversion of Notes

      In general, a non-U.S. holder will not recognize gain upon conversion of a note to the extent such holder receives common stock (except with respect to shares attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above). To the extent a non-U.S. holder receives cash upon conversion of a note (other than cash attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above), such cash may give rise to gain that would be subject to the rules described under “— Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock” below.

Adjustment of Conversion Rate

      Certain adjustments in the conversion rate of the notes may be treated as a taxable dividend to a non-U.S. holder. See “Taxation of U.S. Holders — Adjustment of Conversion Rate” above and “— Dividends” below.

Repurchase at the Option of Holder

      If a non-U.S. holder requires us to repurchase a note and we deliver solely common stock, such repurchase will generally not be a taxable event (except with respect to shares attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above). To the extent a non-U.S. holder receives cash upon a repurchase (other than cash attributable to accrued but unpaid interest not previously included in the income of the holder, which would be subject to the rules described under “— Interest Income” above), such cash may give rise to gain that would be subject to the rules described under “— Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock” below.

Dividends

      Distributions we make with respect to the common stock that are treated as dividends paid, as described above under “Taxation of U.S. Holders — Distributions on Common Stock,” to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a United States trade or business by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or a lower rate provided under an applicable income tax treaty). Except to the extent that an applicable income tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a United States trade or business by the non-U.S. holder. If such non-U.S. holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Even though such effectively connected dividends are subject to income tax and may be subject to the branch profits tax, they will not be subject to United States federal withholding tax if the holder delivers a properly executed Internal Revenue Service Form W-8ECI (or successor form) to the payor or the payor’s agent. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy certain certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange or Redemption of Notes; Sale or Exchange of Common Stock

      Except as set forth under “— Conversion of Notes” and “— Repurchase at the Option of Holder” above, a non-U.S. holder generally will be subject to United States federal income tax on any gain realized on the sale, exchange, redemption or other disposition of a note or the sale or exchange of common stock if (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder, (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either (A) such holder has a “tax home” in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (3) in the event that we are characterized as a United States real property holding corporation and the non-U.S. holder does not qualify for certain exemptions (see discussion below under “Foreign Investment in Real Property Tax Act”).

      If an individual non-U.S. holder falls under clause (1) above, such individual generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder. If an individual non-U.S. holder falls under clause (2) above, such individual generally will be subject to a 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual non-U.S. holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of Notes or common stock are urged to consult their tax advisors as to the tax consequences of such sale. If a non-U.S. holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. holder and, in addition, may be subject to the branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding Tax

      United States backup withholding tax will not apply to payments on the notes or payments of dividends on the common stock to a non-U.S. holder if the statement described in clause (4) of “Interest Income” is duly provided by such holder, provided that the payor does not have actual knowledge or reason to know that the holder is a United States person. Information reporting requirements may apply with respect to interest payments on the notes and dividend payments on the common stock, in which event the amount of interest or dividends paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service.

      Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of notes or common stock effected outside the United States by a foreign office of a “broker” as defined in applicable Treasury regulations, unless such broker (1) is a United States person as defined in the Internal Revenue Code, (2) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a controlled foreign corporation for United States federal income tax purposes or (4) is a foreign partnership with certain U.S. connections. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in the preceding sentence may be subject to information reporting (but not backup withholding), unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the Notes provides the statement described in clause (4) of “Interest Income” and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Foreign Investment in Real Property Tax Act

      Under the Foreign Investment in Real Property Tax Act, any person who acquires a “United States real property interest” (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A “United States real property interest” generally includes any interest (other than an interest solely as a creditor) in a United States corporation unless it is established under specified procedures that the corporation is not (and was not for the prior five-year period) a “United States real property holding corporation.” We believe it is likely that we are a United States real property holding corporation and we can give no assurance that we will not continue to be a United States real property holding corporation in the future. However, so long as our common stock is regularly traded on an established securities market, an exemption should apply to the notes and the common stock except (i) in the case of notes, if the notes are or become regularly traded, with respect to a non-U.S. holder that owns more than 5% of the notes, and (ii) otherwise, and in the case of the common stock, with respect to a non-U.S. holder whose beneficial and/or constructive ownership of the notes or the common stock, as the case may be, exceeds 5% of the total fair market value of the common stock.

      Any investor that may approach or exceed the 5% ownership threshold discussed above, either alone or in conjunction with related persons, should consult its own tax advisor concerning the United States tax consequences that may result. A non-U.S. holder who sells or otherwise disposes of a note or common stock may be required to inform its transferee whether such note or common stock constitutes a United States real property interest.

      The United States federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

LEGAL MATTERS

      The validity of the notes and any shares of common stock issuable upon conversion of the notes offered hereby will be passed upon for us by Covington & Burling, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      The consolidated financial statements of Calpine Corporation as of and for the year ended December 31, 2003, incorporated in this prospectus by reference to Calpine Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The 2002 and 2001 consolidated financial statements and related financial statement schedules of Calpine Corporation incorporated by reference from Calpine Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports express an unqualified opinion and include emphasis relating to the adoption of new accounting standards in 2002 and 2001 and divestitures), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses payable by Calpine in connection with resales of the securities being registered. All amounts are estimates subject to future contingencies except the SEC registration statement filing fee.

SEC Registration Statement Filing Fee	$114,030
Legal Fees and Expenses	$50,000
Accounting Fees and Expenses	$10,000
Printing Fees	$40,000
Miscellaneous	$5,000

Total	$219,030

Item 15.	Indemnification of Directors and Officers.

      Section 145 of the General Corporation Law of the State of Delaware (the “Delaware Law”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation against expenses (including attorney’s fees) actually and reasonably incurred by such person, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred. Any indemnification referred to above (unless ordered by a court) shall be made by a corporation only as authorized in the specific case upon a determination that indemnification of such person is proper because the person has met the applicable standard of conduct as set forth above.

      In accordance with Delaware Law, the certificate of incorporation of Calpine contains a provision to limit the personal liability of the directors of Calpine for violations of their fiduciary duty. This provision eliminates each director’s liability to Calpine or its stockholders for monetary damages except (1) for any breach of the director’s duty of loyalty to Calpine or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

      Article Ten of the bylaws of Calpine provides for indemnification of the officers and directors of Calpine to the fullest extent permitted by applicable law.

      Calpine has entered into indemnification agreements with its directors and officers. These agreements provide substantially broader indemnity rights than those provided under the Delaware Law and Calpine’s bylaws. The indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against Calpine or its directors or officers, but if a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by Calpine, and Calpine would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to the benefit of Calpine but would be offset by Calpine’s obligations to the director or officer under the indemnification agreement. In addition, the directors of Calpine are insured under officers and directors liability insurance policies.

      Under Section 5 of the registration rights agreement incorporated by reference as Exhibit 4.2 hereto, each selling holder has agreed to indemnify each of the directors of Calpine and each officer of Calpine who signs the registration statement, but only in respect of written information relating to the selling holder furnished to Calpine by or on behalf of such selling holder specifically for inclusion in the registration statement.

Item 16.	Exhibits

Exhibit
Number		Description

4.1		Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent(a)
4.2		Registration Rights Agreement, dated as of November 14, 2003, between the Company and Deutsche Bank Securities, Inc., as Representative of the Initial Purchasers(b)
4.3		Amended and Restated Indenture, dated as of March 12, 2004, between the Company and Wilmington Trust Company, including form of Note(b)
4.4		Bid Solicitation Agreement between the Company and American Stock Transfer & Trust Company, dated as of January 9, 2004(c)
*5	.1	Opinion of Covington & Burling
12.1		Statement on Computation of Ratio of Earnings to Fixed Charges (b)
*23	.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm
*23	.2	Consent of Deloitte & Touche LLP, an independent registered public accounting firm
*23	.3	Consent of Netherland, Sewell & Associates, Inc., independent engineer
*23	.4	Consent of Gilbert Laustsen Jung Associates, Ltd., independent engineer
*23	.5	Consent of Covington & Burling (included in opinion filed as exhibit 5.1)
*24	.1	Power of Attorney (set forth on the signature pages of this Registration Statement)
25.1		Statement of Eligibility of Trustee on Form T-1(c)
99.1		Acadia Power Partners, LLC and Subsidiary, Consolidated Financial Statements, December 31, 2003, 2002 and 2001(d)
*99	.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

*	Filed herewith.

(a)	Incorporated by reference to our Registration Statement on Form 8-A/ A filed with the SEC on September 28, 2001.

(b)	Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 25, 2004.

(c)	Incorporated by reference to our Registration Statement on Form S-3 (Registration No. 333-116510) filed with the SEC on June 15, 2004.

(d)	Incorporated by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on September 13, 2004.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form S-3/A and has duly caused this Registration Statement on Form S-3/A to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Jose, State of California, on this 13th day of September, 2004.

CALPINE CORPORATION

By:	/s/ ANN B. CURTIS

Ann B. Curtis

Executive Vice President,

Vice Chairman and Corporate Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

      That the undersigned officers and directors of Calpine Corporation do hereby constitute and appoint Peter Cartwright, Ann B. Curtis and Robert D. Kelly, and each of them, the lawful attorney and agent or attorneys and agents with power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, or either of them, determine may be necessary or advisable or required to enable Calpine Corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this registration statement on Form S-3. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this registration statement or amendments or supplements thereto (including registration statements filed pursuant to Rule 462(b)), and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

      IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite the name.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Peter Cartwright	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	September 13, 2004

/s/ ANN B. CURTIS Ann B. Curtis	Executive Vice President, Vice Chairman, Corporate Secretary and Director	September 13, 2004

* Robert D. Kelly	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 13, 2004

Signature		Title	Date

* Charles B. Clark, Jr		Senior Vice President and Corporate Controller (Principal Accounting Officer)	September 13, 2004

Kenneth T. Derr		Director

Jeffrey E. Garten		Director

* Gerald Greenwald		Director	September 13, 2004

* Susan C. Schwab		Director	September 13, 2004

* George J. Stathakis		Director	September 13, 2004

Susan Wang		Director

John O. Wilson		Director

*By:	/s/ ANN B. CURTIS Ann B. Curtis Attorney-in-Fact		September 13, 2004

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Amended and Restated Rights Agreement, dated as of September 19, 2001, between Calpine Corporation and Equiserve Trust Company, N.A., as Rights Agent(a)
4.2	Registration Rights Agreement, dated as of November 14, 2003, between the Company and Deutsche Bank Securities, Inc., as Representative of the Initial Purchasers(b)
4.3	Amended and Restated Indenture, dated as of March 12, 2004, between the Company and Wilmington Trust Company, including form of Note(b)
4.4	Bid Solicitation Agreement, dated as of January 9, 2004, between the Company and American Stock Transfer & Trust Company(c)
*5.1	Opinion of Covington & Burling
12.1	Statement on Computation of Ratio of Earnings to Fixed Charges(b)
*23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm
*23.2	Consent of Deloitte & Touche LLP, an independent registered public accounting firm
*23.3	Consent of Netherland, Sewell & Associates, Inc., independent engineer
*23.4	Consent of Gilbert Laustsen Jung Associates, Ltd., independent engineer
*23.5	Consent of Covington & Burling (included in opinion filed as exhibit 5.1)
*24.1	Power of Attorney (set forth on the signature pages of this Registration Statement)
25.1	Statement of Eligibility of Trustee on Form T-1(c)
99.1	Acadia Power Partners, LLC and Subsidiary, Consolidated Financial Statements, December 31, 2003, 2002 and 2001(d)
*99.2	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm

*	Filed herewith.

(a)	Incorporated by reference to our Registration Statement on Form 8-A/ A filed with the SEC on September 28, 2001.

(b)	Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 25, 2004.

(c)	Incorporated by reference to our Registration Statement on Form S-3 (Registration No. 333-116510) filed with the SEC on June 15, 2004.

(d)	Incorporated by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on September 13, 2004.